

15005493

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

5:4
20

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 13, 2015

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 5 and 17 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 13, 2015.

Information Statement

Inter-American Development Bank


IDB

The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2014, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, e-mail: treasury@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 13, 2015

SUMMARY INFORMATION

As of December 31, 2014

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. Alongside these objectives are two strategic goals: addressing the special needs of the less developed and smaller countries and fostering development through the private sector. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.2%), Brazil (11.2%), Mexico (7.2%) and Japan (5.0%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

Capital Increase

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the IADB's Ordinary Capital of $70,000 million, which is being subscribed to by IADB members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently fully reallocated to other member countries by the IADB's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total number of shares represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not effective until February 28, 2014 in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

Operating Income

Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $652 million in 2014.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $5,273 million, net of subscriptions receivable of $84 million, and callable capital stock of $138,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $18,670 million at the end of the year and the Total Equity[1]-to-Loans Ratio (TELR) equaled 32.4% (See **Table 8**).

The IADB's capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, pension risk, as well as operational risk. As of December 31, 2014, the IADB's capital adequacy position is within the parameters established by its capital adequacy policy.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $77,309 million, before swaps, were denominated in 19 currencies and included $675 million of short-term borrowings.

The IADB limits its Net Borrowings[2] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 58.9% with the balance from Canada, Japan and the other non-regional members). Net Borrowings were $49,882 million, or 71.2% of the $70,095 million of callable capital stock of the non-borrowing member countries. Accordingly, the unused borrowing capacity at the end of the year amounted to $20,213 million.

During 2014 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

[1] "Total Equity" is defined as Paid-in capital stock, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions.

[2] "Net Borrowings" are borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $74,585 million, of which 92% was sovereign-guaranteed. The IADB's lending capacity is limited by both its borrowing and capital adequacy policies.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20% of Total Equity.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the same member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. The allowances totaled $373 million, or approximately 0.5% of total outstanding loans and guarantees.

Liquid Investments: Currently, the IADB's liquidity policy targets a liquidity portfolio, established annually, to cover more than twelve months of financial obligations. Liquidity for this purpose is essentially defined as non-borrowing countries' convertible currency cash and investments, excluding the assets funded by the Discount Note Program and assets with limited or restricted availability. At December 31, 2014, liquidity, as defined, was $26,647 million, within the policy limits. During the year, liquidity averaged $24,842 million compared to $18,579 million in 2013.

Net cash and investments totaled $27,458 million at the end of the year, equal to 35.8% of total debt (after swaps), compared to $21,226 million and 31.5%, respectively, in 2013.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2014, 92% of loans outstanding were sovereign-guaranteed. In addition, under certain conditions and subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2014, the risk capital requirement for non-sovereign-guaranteed operations was $1,702 million, or 7.0%[3] of the Bank's Total Equity.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars.

Financial Statement Reporting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for relevant accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[4] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions[5] and Board of Governors approved transfers. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

Financial Highlights

Lending Operations: During 2014, the Bank's loan and guarantee approvals decreased by $638 million as compared to 2013. Approved loans amounted to $12,506 million (160 loans), compared to $13,257 million (159 loans) in 2013. The undisbursed portion of approved loans increased to $31,601 million at year-end 2014 (2013—$29,207 million), of which $23,809 million are related to signed loans (2013—$22,001 million).

During 2014, five non-trade related guarantees without sovereign counter-guarantee were approved for $146 million (2013—four for $33 million). In addition, 56 trade finance guarantees in the aggregate amount of $169 million were issued (2013—210 guarantees in the aggregate amount of $568 million). No guarantees with sovereign counter-guarantee were approved by the Bank in 2014 and 2013.

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, increased to $5,971 million compared to $5,635 million at December 31, 2013. In addition, the non-sovereign guarantees exposure decreased $355 million to $191 million compared to $546 million the previous

[3] For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the Inter-American Investment Corporation (IIC), a separate affiliated international organization part of the IDB Group, in the amount of $100 million are not included.

[4] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[5] Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.
(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2014	2013	2012	2011	2010
Operational Highlights					
Loans and guarantees approved[1]	$ 12,652	$ 13,290	$ 10,799	$ 10,400	$ 12,136
Gross loan disbursements	9,423	10,558	6,883	7,898	10,341
Net loan disbursements[3]	4,210	2,096	2,312	3,297	4,743
Balance Sheet Data					
Cash and investments-net[4], after swaps	$ 27,458	$ 21,226	$ 14,592	$ 13,882	$ 16,585
Loans outstanding[5]	74,585	70,679	68,640	66,130	63,007
Undisbursed portion of approved loans[2]	31,601	29,207	26,987	23,994	22,357
Total assets	106,299	97,007	92,209	89,432	87,217
Borrowings outstanding, after swaps	76,686	67,460	59,754	58,015	57,874
Callable capital stock[6]	138,901	123,840	112,240	100,641	100,641
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	70,095	63,439	57,884	52,329	52,329
Equity	23,697	23,550	20,681	19,794	20,960
Income and Comprehensive Income Statements Data					
Operating Income[7]	**$ 652**	**$ 881**	**$ 910**	**$ 836**	**$ 1,252**
Net fair value adjustments on non-trading portfolios and foreign currency transactions[8]	96	626	194	(919)	(850)
Board of Governors approved transfers	(200)	(200)	(200)	(200)	(72)
Net income (loss)	548	1,307	904	(283)	330
Other comprehensive income (loss)	(750)	1,506	(300)	(883)	(44)
Comprehensive income (loss)	(202)	2,813	604	(1,166)	286
Ratios					
Net borrowings[9] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	71.2%	74.4%	80.0%	86.3%	80.6%
Total Equity[10] to loans[11] ratio	32.4%	33.6%	31.1%	31.3%	33.4%
Cash and investments as a percentage of borrowings outstanding, after swaps	35.8%	31.5%	24.4%	23.9%	28.7%

[1] Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations.
[2] As of December 31, 2014, the undisbursed portion of approved loans includes $23,809 million related to signed loans.
[3] Includes gross loan disbursements less principal repayments.
[4] Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $568 million in 2014 (2013—$650 million; 2012—$1,831 million; 2011—$1,546 million; 2010—$655 million).
[6] Includes capital subscription received from Canada of non-voting callable capital stock as follows: 2010 and 2011—$4,039.9 million; 2012—$3,553 million; 2013—$3,066 million; 2014—$1,390 million. See "Sources of Funds – Equity" for further information.
[7] See page 19 for a full discussion of Operating Income.
[8] Net fair value adjustments on non-trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.
[9] Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).
[10] "Total Equity" is defined as Paid-in capital stock, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings and the allowance for loan and guarantee losses, minus borrowing countries' local currency cash balances, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions (non-GAAP measure).
[11] Includes loans outstanding and guarantee exposure.

year. As of December 31, 2014, 8.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013.

Total allowances for loan and guarantee losses amounted to $373 million at December 31, 2014 compared to $255 million in 2013. The Bank had non-sovereign-guaranteed loans with outstanding balances of $394 million classified as impaired at December 31, 2014, compared to $310 million at December 31, 2013. Impaired loans have specific allowances for loan losses amounting to $183 million at December 31, 2014, compared to $88 million at December 31, 2013.

Liquidity Operations: Substantially all of the Bank's investments are held in high quality securities. As of December 31, 2014, the liquid asset portfolio totaled $27,321 million, an increase of $6,287 million compared to December 31, 2013, in large part due to higher projected liquidity needs as mandated by the liquidity policy.

In 2014, the trading investments portfolio experienced net mark-to-market gains of $40 million, compared to $153 million in 2013 as holdings of legacy asset- and mortgage-backed securities were substantially reduced during 2013 after a strong recovery in their prices.

Borrowing Operations: The Bank issued medium- and long-term debt securities for a total face amount of $21,003 million equivalent (2013—$16,195 million) that generated proceeds of $20,928 million equivalent (2013—$15,763 million) and had an average life of 5.1 years (2013—4.9 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The higher level of borrowing operations when compared to 2013 was mostly due to the larger projected debt redemptions.

During 2014, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently fully reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total number of shares amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not effective until February 28, 2014 in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. In March 2014, the Board of Governors approved the $200 million transfer corresponding to 2014.

The Total Equity-to-Loans Ratio (TELR) at December 31, 2014 was 32.4% compared to 33.6% at the end of last year (See **Table 8**).

Financial Results: Operating Income for 2014 was $652 million, compared to $881 million in 2013, a decrease of $229 million. This decrease was mainly due to a decrease in both net interest income of $237 million and net investment gains of $113 million, and an increase in the provision for loan and guarantee losses of $60 million, which were partially offset by a decrease in net non-interest expense of $189 million.

Net interest income

For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee. For 2015, the same lending charges have been approved. Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $1,379 million during 2014 compared to $1,616 million last year. The decrease was mainly due to non-recurring gains associated with loan prepayments and equity duration management of approximately $226 million in 2013.

Net fair value adjustments on non-trading portfolios and foreign currency transactions

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans

and derivatives) in determining its fair value option elections for borrowings.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $96 million, compared to $626 million in 2013. Net fair value adjustments on non-trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. For further information, refer to Note S—Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions of the financial statements.

Pension and Postretirement Benefit Plans (Plans): During 2014, the fair value of the assets of the Plans particularly benefited from strong returns in U.S. equities, public and private real estate, and long duration fixed income asset classes. While the Plans' asset returns were slightly higher than the 6.75% expected return, the net present value of pension liabilities increased mostly due to the decrease in market interest rates. As a result, each plan's funded status declined from prior year levels. At December 31, 2014, the Balance Sheet shows liabilities under retirement benefit plans of $515 million, compared to $292 million assets and $73 million liabilities under retirement benefit plans at December 31, 2013. The decrease in the funded status of the Plans of $734 million reflects an increase in Plans' assets of $303 million to $5,299 million, offset by an increase in the benefit obligation of $1,037 million to $5,814 million. At the end of the year, the Plans' assets represented 91% of the benefit obligations compared with 105% at the end of the prior year. For further information, refer to Note T—Pension and Postretirement Benefit Plans of the financial statements.

Equity: Equity at December 31, 2014 was $23,697 million compared with $23,550 million at December 31, 2013. The increase of $147 million reflects Net Income of $548 million, paid-in capital received under the IDB-9 of $333 million, and the collection of Receivable from members of $16 million, partially offset by the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $750 million.

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective

The Report on the IDB-9 establishes that the Bank's objective is to promote sustainable growth, poverty reduction and social equity. It further identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Figure 1 below presents the approvals for loans of the Ordinary Capital by sector priorities:

Figure 1: LOAN APPROVALS BY SECTOR PRIORITIES
For the years ended December 31, 2014 and 2013


2014
Social Sector 16%
Infrastructure & Environment 35%
Integration & Trade 5%
Institutions for Development 44%
2013
Social Sector 22%
Infrastructure & Environment 32%
Integration & Trade 9%
Institutions for Development 37%

For more information regarding the implementation and evaluation of the Ninth General Increase, see the *Mid-Term Evaluation IDB-9 Commitments Report.*

Through its institutional strategy and mandates, the Bank is committed to expanding the focus on environmental and social sustainability, response to climate change, promotion of sustain-

able energy, and ensuring food security. For more information, see the latest IDB Sustainability Report and the Development Effectiveness Overview.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff reviews progress, monitors compliance with Bank policies and assists in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects, including loans to intermediaries for on-lending purposes, and policy-based loans. Under these lending categories the Bank provides support, among others, to the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment. The Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

Sovereign-Guaranteed Investment Loans

Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Sovereign-Guaranteed Policy-Based Loans

Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Development Sustainability Credit Line (DSL)
In addition to the above mentioned lending categories, in 2012, the DSL was approved and replaced the emergency lending category. The DSL is structured as a contingent credit line and it has been designed to respond to exogenous economic crisis. Resources are available to the borrower in order to mitigate direct effects of exogenous economic shocks (systemic or country specific). Such program expires at the end of 2015.

Reallocation Program (RP)
The Reallocation Program, established in 2012, offers borrowing member countries flexibility in allocating their exposure with the Bank by earmarking resources released as a result of a loan prepayment by a borrowing member country to finance new sovereign-guaranteed loan operations to that same country. The terms on the new loans under the RP are such that their weighted average life is not greater than the remaining weighted average life of the prepaid loans prior to the prepayment.

Non-Sovereign-Guaranteed Loans
Non-sovereign-guaranteed loans and guarantees generally finance investments for transactions in all sectors, subject to an exclusion list, are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee.

The Non-Sovereign-Guaranteed (NSG) Risk Framework (Framework) is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to non-sovereign-guaranteed loans and guarantees to 20% of the Bank's Total Equity, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country and (iii) the NSG risk management best practices, which are being developed and updated by Management to support project origination and portfolio management. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As discussed above, non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity. As of December 31, 2014, the risk capital requirements of non-sovereign-guaranteed operations were $1,702 million, or 7.0% of Total Equity.

Figure 2 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $6.9 billion and $7.8 billion, policy-based lending between $1.6 billion and $3.9 billion, and non-sovereign-guaranteed lending between $0.8 billion and $2.2 billion.

During 2014, loan approvals totaled $12,506 million compared to $13,257 million in 2013. A summary of loan approvals by country during 2014 and 2013 appears in **Table 1.**

Figure 2: LOAN APPROVALS BY TYPE
For the years ended December 31, 2010 through 2014
(Expressed in billions of United States dollars)


14
12
10
8
6
4
2
0
Total 12.1
Total 10.3
Total 10.3
Total 13.3
Total 12.5
0.1
0.3
0.8
3.5
7.8
1.4
1.6
7.3
1.4
1.8
7.1
2.0
3.9
7.3
2.2
3.1
6.9
2010
2011
2012
2013
2014
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Non-Sovereign-Guaranteed
Development Sustainability Credit Line

Sovereign-guaranteed investment and policy-based loan approvals decreased $418 million and $807 million, respectively. Non-sovereign-guaranteed and DSL loan approvals increased $274 million and $200 million, respectively.

During 2013, loans amounting to approximately $1,500 million were reallocated under the RP. Of these resources, a total of $1,200 million was approved in new operations in 2013. No loans were reallocated during 2014.

At December 31, 2014, the total volume of outstanding loans was $74,585 million, $3,906 million higher than the $70,679 million at December 31, 2013. This increase was mainly due to a higher level of loan disbursements ($9,423 million) than loan collections ($5,213 million), partially offset by negative currency translation adjustments ($333 million). Undisbursed balances at December 31, 2014, totaled $31,601 million, an increase of $2,394 million from December 31, 2013. This change was mainly due to higher loan approvals than disbursements, partially offset by cancellations.

During 2014, the portfolio of non-sovereign-guaranteed loans increased to a level of $5,971 million, compared to $5,635 million at December 31, 2013, while the non-sovereign guarantee exposure decreased $355 million to $191 million, compared to $546 million the previous year. As of December 31, 2014, 8.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013.

A statement of loans outstanding by country at December 31, 2014 and 2013 is set forth in Schedule I-2 to the financial statements.

Financial Terms of Loans
Currently Available Financial Terms: Since January of 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address

Table 1: LOAN APPROVALS BY COUNTRY[1]
For the years ended December 31, 2014 and 2013
(Expressed in millions of United States dollars)

	2014			2013		
COUNTRY	SG	NSG	Total	SG	NSG	Total
Argentina	$ 660	$ 187	$ 847	$ 1,204	$ 60	$ 1,264
Bahamas	33	—	33	—	—	—
Barbados	18	—	18	—	—	—
Belize	37	—	37	—	—	—
Bolivia	268	21	289	303	12	315
Brazil	2,241	607	2,848	3,275	104	3,379
Chile	123	134	257	—	421	421
Colombia	932	15	947	978	26	1,004
Costa Rica	—	60	60	400	140	540
Dominican Republic	578	50	628	661	—	661
Ecuador	866	90	956	495	7	502
El Salvador	140	5	145	240	115	355
Guatemala	272	—	272	—	196	196
Guyana	50	—	50	8	—	8
Haiti	—	—	—	—	4	4
Honduras	168	33	201	133	85	218
Jamaica	160	—	160	14	—	14
Mexico	2,054	215	2,269	2,020	67	2,087
Nicaragua	96	16	112	96	40	136
Panama	310	50	360	254	27	281
Paraguay	301	56	357	118	138	256
Peru	445	626	1,071	150	44	194
Suriname	53	—	53	125	—	125
Trinidad and Tobago	110	—	110	159	—	159
Uruguay	343	83	426	649	89	738
Regional	—	—	—	—	400	400
Total	$10,258	$2,248	$12,506	$11,282	$1,975	$13,257

[1] SG: Sovereign Guaranteed Loans. NSG: Non-Sovereign Guaranteed Loans.

project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. The Bank also offers loans under its DSL with sovereign guarantee. **Table 2** presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (blended loans). The Ordinary Capital's portion of blended loans are fixed-base cost rate loans with 30 years maturity and 6 years grace period.

In addition, loans are made to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Discontinued Financial Terms: The most significant financial products discontinued in the recent past, for which outstanding loan balances remain, are described below.

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) LIBOR-based loans and Local Currency Facility (LCF) loans.

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans approved under the LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility[6]	Development Sustainability Credit Line[7]
Interest rate option		Libor-based loans[3]	Libor-based loans
Currencies offered	**Approval**	USD or borrowing member local currency	USD
	Disbursement	Currency of approval or converted currency	
	Repayment	Currency disbursed/converted	
Cost base		LIBOR ± funding margin, currency equivalent of LIBOR ± funding margin, or actual funding cost	3-month LIBOR
Funding margin to LIBOR		Actual funding margin or estimated funding margin at the time of disbursement/conversion	Not applicable
Lending spread[1][2]		85[5]	165+85[5]
Credit commission[1][2]		25[5]	Not applicable
Supervision and inspection fee[1][2]		0[5]	Not applicable
Front-end/Standby fee[1]		Not applicable/Not applicable	50/50
Maturity[4]		Up to 20 years for policy based loans and up to 25 years for investment loans	6 years
Grace Period		Up to 12.75 years for policy based loans and up to 15.25 years for investment loans, subject to the weighted average life of the loan	3 years
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life	Semi-annual or yearly

[1] Loan charges expressed in basis points (bps).

[2] Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

[3] FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. For blended loans, interest rates are subject to mandatory fixings.

[4] For blended loans, maturity is 30 years and grace period is 6 years.

[5] Loan charges effective January 1, 2015.

[6] The Contingent Credit Line for Natural Disasters (CCL) has the same terms as FFF loans, except for a 14 year maturity, principal repayments beginning after three years, and a standby fee equal to the Bank's lending spread.

[7] The DSL is limited to a maximum of $300 million per country, or two percent of a country's gross domestic product (GDP), whichever is less, and has available resources of $5.6 billion as of December 31, 2014. The DSL will expire at the end of 2015.

the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for non-sovereign-guaranteed operations. At December 31, 2014, the Bank had local currency loans outstanding of $2,964 million, which have substantially been swapped back-to-back to United States dollars.

Conversion of Adjustable Rate Loans to LIBOR-Based Loans: In 2009 and 2010, the Bank converted $31,956 million of adjustable rate outstanding loans, and their corresponding undisbursed balances, as follows: $4,965 million to SCF-LIBOR-based and $26,991 million to SCF-fixed-base cost.

Table 3 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-3 to the financial statements.

Of the $31,601 million undisbursed loan balances at December 31, 2014, 35% pertains to the SCF-LIBOR-based, 54% to the FFF-LIBOR-based, and 9% to the non-sovereign-guaranteed-floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. **Figure 3** displays a breakdown of loans outstanding, before swaps, by interest rate type.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT[(1)]
December 31, 2014 and 2013
(Amounts expressed in millions of United States dollars)

	2014		2013	
	Amount	%	Amount	%
SCF-LIBOR-based	$27,730	37.2	$26,072	36.9
SCF-fixed-base cost	25,925	34.8	28,035	39.7
LCF-fixed-base cost	1,068	1.4	1,074	1.5
LCF-variable	1,055	1.4	1,201	1.7
Flexible Financing Facility-LIBOR-based	8,769	11.8	5,330	7.5
Flexible Financing Facility-fixed-base cost	894	1.2	—	0.0
Flexible Financing Facility-fixed-base cost local currency	217	0.3	245	0.3
Flexible Financing Facility-variable local currency	404	0.5	—	0.0
Non-sovereign-guaranteed-fixed	744	1.0	992	1.4
Non-sovereign-guaranteed-floating	4,915	6.6	4,302	6.1
Non-sovereign-guaranteed-local currency	178	0.2	197	0.3
Others[(2)]	2,686	3.6	3,231	4.6
Total	$74,585	100.0	$70,679	100.0

[(1)] Non-sovereign-guaranteed loans in the amount of $134 million (2013–$144 million) to other development institutions are included in SCF-LIBOR-based, SCF-fixed-base cost, and Others, as applicable.
[(2)] Includes local currency financing amounting to $42 million in 2014.

Figure 3: LOANS OUSTANDING BY INTEREST RATE TYPE BEFORE SWAPS[(2)]
December 31, 2014 and 2013


2014
Libor-based floating 56%
Fixed-base cost(1) 39%
Adjustable 5%
Total loans outstanding: $74,585 million
2013
Libor-based floating 52%
Fixed-base cost(1) 43%
Adjustable 6%
Total loans outstanding: $70,679 million

[(1)] Includes a total of $939 million in fixed rate loans (2013—$1,503 million).
[(2)] Data is rounded; detail may not add up due to rounding.

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending)

Loan charges are established annually by the Board of Executive Directors taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Framework—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank's non-sovereign-guaranteed operations.

During late 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee for 2015. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2012	0.62	0.25	—
2013	0.84	0.25	—
2014	0.85	0.25	—

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount.

During 2014, five non-trade-related guarantees without sovereign counter-guarantee were approved for $146 million (2013—four for $33 million). The Bank's Trade Finance Facili-

tation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2014, 56 trade-finance guarantees, in the aggregate amount of $169 million, were issued. This compares with 210 guarantees in the aggregate amount of $568 million issued in 2013.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy-based interventions. During 2014 and 2013, no guarantees with sovereign counter-guarantee were approved.

As of December 31, 2014, guarantees of $251 million (2013—$871 million), including $16 million issued under the TFFP (2013—$329 million), were outstanding and subject to call. Sovereign and non-sovereign guarantees exposure was $60 million (2013—$325 million) and $191 million (2013—$546 million), respectively.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. In 2014, the Bank approved technical assistance for a total of $328 million (2013—$351 million), including $116 million (2013—$139 million) funded by the Ordinary Capital.

As part of the effort to serve the clients' needs beyond financing, the Bank approved in 2013 the Policy for Fee-Based Advisory and Knowledge Services. This policy framework allows the Bank to provide fee-based advisory and knowledge services that are not linked to the design and execution of the Bank's lending operations. During 2014, guidelines and specific operational requirements were established to guide the Bank's staff involved in providing advisory services and knowledge to the clients.

LIQUIDITY MANAGEMENT

The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments, agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by Management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

Under the Bank's liquidity policy, Management targets a liquidity portfolio that is sufficient to cover more than twelve months of financial obligations (e.g., contractual debt repayments and loan disbursements). The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year and sent to the Board of Executive Directors for their information. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Discount Note Program and assets with limited or restricted availability.

At December 31, 2014, the liquid asset portfolio totaled $27,321 million, an increase of $6,287 million compared to December 31, 2013, in large part due to higher projected liquidity needs as mandated by the liquidity policy. Liquidity, as defined, was $26,647 million, within policy limits. During the year, liquidity averaged $24,842 million compared to $18,579 million in 2013.

Liquid investments (trading investments portfolio) are maintained in three distinct sub-portfolios: transactional, operational, and the External Managers Program, each with different risk profiles and performance benchmarks. The transac-

tional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

The External Managers Program focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2014 and 2013, the size of the program was $501 million and $500 million, or 1.8% and 2.4% of the portfolio, respectively.

The return of the trading investments portfolio in 2014 and 2013 is shown in **Table 5.** The decrease in the return of the portfolio mainly reflects the reduction of legacy asset- and mortgage-backed securities during 2013 after a strong recovery in their prices.

Table 5: TRADING INVESTMENTS PORTFOLIO[1]
December 31, 2014 and 2013
(Amounts expressed in millions of United States dollars)

Portfolio	2014 Ending Balance	2014 Financial Return (%)[2][3][4]	2013 Ending Balance	2013 Financial Return (%)[2][3][4]
Transactional	$ 5,338	0.06	$ 6,544	0.09
Operational	21,482	0.63	13,990	1.50
External Managers Program	501	0.16	500	0.02
Overall Portfolio	$27,321	0.47	$21,034	1.27

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.
[4] Includes gains and losses.

Performance and Exposure of the Trading Investments Portfolio

The exposure for the entire investments portfolio, excluding swaps, amounted to $27,449 million at December 31, 2014 compared to $21,053 million at December 31, 2013. The quality of the overall portfolio continues to be high, as 78.8% of the credit exposure is rated AAA[6] and AA (2013—86.7%), 13.5% carry the highest short-term ratings (A1+) (2013—6.6%), 7.2% is rated A (2013—5.6%), and 0.5% is rated below A/A1+ (2013—1.1%).

Table 6 shows a breakdown of the trading investments portfolio at December 31, 2014 and 2013 by major security class together with unrealized gains and losses included in Income from Investments-Net gains, on securities held at the end of the respective year.

[6] Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.

Table 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2014 and 2013
(Amounts expressed in millions of United States dollars)

Security Class	2014 Fair Value[1]	2014 Unrealized Gains (Losses)	2013 Fair Value[1]	2013 Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 5,435	$(2)	$ 6,073	$—
U.S. Government-sponsored enterprises	599	—	207	—
Obligations of non-U.S. governments	3,959	(2)	2,196	(40)
Obligations of non-U.S. agencies	9,427	7	5,877	—
Obligations of non-U.S. sub-sovereigns	1,667	5	949	—
Obligations of supranationals	1,430	—	1,360	—
Bank obligations	4,054	1	3,527	(1)
Corporate securities	423	—	147	—
Mortgage-backed securities	345	22	489	31
Asset-backed securities	110	—	228	9
Total trading investments	27,449	31	21,053	(1)
Currency and interest rate swaps-investments-trading	61	—	(1)	44
Total	$27,510	$ 31	$21,052	$43

[1] Includes accrued interest of $54 million (2013—$38 million) and $(34) million (2013—$(28) million), presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments, the most significant of which relate to the repayment of borrowings. **Table 7** presents borrowings by remaining maturity as of December 31, 2014.

Table 7: CONTRACTUAL OBLIGATIONS
December 31, 2014
(Amounts expressed in millions of United States dollars)

	One year or less	2 to 3 years	4 to 5 years	More than 5 years	Total
Borrowings[1]	$14,724	$25,213	$19,599	$18,022	$77,558

[1] Amounts are before swaps.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

SOURCES OF FUNDS

Equity

Equity at December 31, 2014 was $23,697 million compared with $23,550 million at December 31, 2013. The increase of $147 million reflects Net Income of $548 million, paid-in capital received under the IDB-9 of $333 million, and the collection of Receivable from members of $16 million, partially offset by the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $750 million.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. **Table 8** presents the composition of the TELR at December 31, 2014 and 2013. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" for further information.

As presented in **Table 8**, the TELR decreased from 33.6% at December 31, 2013, to 32.4% at December 31, 2014, due to an increase of $3,286 million in loans and guarantee exposure partially offset by an increase of $181 million in Total Equity. Total Equity increased mostly as a result of Operating Income of $652 million, the Provision for loan and guarantee losses of $118 million, which is added back, paid-in capital received under the IDB-9 of $333 million, and the collection of Receivable from members of $16 million, partially offset by the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $750 million and Board of Governors approved transfers of $200 million. **Figure 4** presents the changes in the TELR during the last five years. As can be seen, the TELR has remained relatively stable during this period.

Table 8: TOTAL EQUITY-TO-LOANS RATIO
December 31, 2014 and 2013
(Amounts expressed in millions of United States dollars)

	2014	2013
Equity		
Paid-in capital stock	$ 5,357	$ 4,941
Capital subscriptions receivable	(84)	(1)
	5,273	4,940
Less: Receivable from members	246	262
Retained earnings:		
General reserve[1]	16,105	16,307
Special reserve[1]	2,565	2,565
	23,697	23,550
Plus:		
Allowances for loan and guarantee losses	373	255
Minus:		
Borrowing countries' local currency cash balances	140	152
Cumulative net fair value adjustments on non-trading portfolios and foreign currency transactions	(325)	(421)
Total Equity	$24,255	$24,074
Loans outstanding and guarantee exposure	$74,836	$71,550
Total Equity-to-Loans Ratio	32.4%	33.6%

[1] Includes Accumulated other comprehensive income.

Figure 4: TOTAL EQUITY-TO-LOANS RATIO


48%
42%
36%
30%
24%
18%
12%
6%
0%
33.4%
31.3%
31.1%
33.6%
32.4%
2010
2011
2012
2013
2014

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2014, subscribed capital stock, net of subscriptions receivable, was $144,174 million, of which $5,273 million is paid-in and $138,901 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such

call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on **Table 9.**

Table 9: CALLABLE CAPITAL BY S&P COUNTRY RATINGS[7]
December 31, 2014 and 2013
(Expressed in millions of United States dollars)

Country Rating	2014	2013
AAA	$ 12,393	$ 12,930
AA+	42,067	36,827
AA	3,060	2,690
AA-	11,116	9,714
A+	220	193
A	594	535
A-	41	36
BBB+	11,963	10,354
BBB	7,809	20,075
BBB-	19,664	3,723
BB+	—	58
BB	3,408	1,315
BB-	119	2,408
B+	2,268	715
B	803	1,250
B-	949	6,417
CCC+	5,568	13,331
SD	15,403	—
N.R(1)	1,456	1,269
Total	$138,901	$123,840

(1) Sovereigns not rated by S&P.

At December 31, 2014, the total subscription of the United States, the Bank's largest shareholder, was $42,912 million, of which $1,609 million is paid-in capital stock, and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $41,303 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $37,503 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

[7] Represents the countries' S&P long-term sovereign foreign currency ratings.

Temporary Increase in Canada's Callable Capital: In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and as of December 31, 2014, has replaced a total of 135,909 non-voting callable shares in the amount of $1,640 million with an equal amount of voting callable shares. In addition, in July 2014 Canada returned 83,722 callable shares in the amount of $1,010 million. The full amount of non-voting callable shares will be replaced or returned by the end of 2015.

Capital Increase: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently fully reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not effective until February 28, 2014 in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the pro-

ceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (i.e., the Discount Note Program) under which discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. This funding program is used to manage short-term cash flow needs.

The Bank's borrowing policy is summarized in **Box 4**.

Box 4: Borrowing Policy

The Bank's policy is to limit its Net Borrowings to the amount of the subscribed callable capital stock of its non-borrowing member countries (the United States, Canada, Japan and the other non-regional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets (after swaps), which include the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2014, Net Borrowings represented 71.2% of the subscribed callable capital stock of the non-borrowing member countries compared to 74.4% in 2013. Accordingly, the unused borrowing capacity at the end of the year amounted to $20,213 million, compared to $16,236 million in 2013.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

At December 31, 2014 and 2013, short-term borrowings consist of U.S. dollar denominated discount notes. **Table 10** presents information about the Bank's short-term borrowing operations.

Table 10: SHORT-TERM BORROWINGS
December 31, 2014 and 2013
(Amounts expressed in millions of United States dollars)

	2014	2013
Balance at year-end	$675	$654
Average daily balance during the year	653	597
Maximum month-end-balance	744	654
Weighted average rate at the end of the year	0.05%	0.14%
Weighted average rate during the year	0.06%	0.09%

Medium-and long-term borrowing operations for 2014 and 2013 are summarized in **Table 11**. In 2014, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $20,928 million compared to $15,763 million in 2013. The higher level of borrowing operations when compared to 2013 was mostly due to larger projected debt redemptions.

Table 11: SUMMARY OF MEDIUM- AND LONG-TERM BORROWING OPERATIONS
For the years ended December 31, 2014 and 2013
(Amounts expressed in millions of United States dollars)

	2014	2013
Total medium- and long-term borrowings[(1)]	$20,928	$15,763
Average life (years)[(2)]	5.1	4.9
Number of transactions	88	64
Number of currencies	12	10

[(1)] Represents proceeds on a trade date basis.
[(2)] Average life calculated considering the time to the next call date.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2014, the Bank executed five strategic benchmark global bond issues denominated in United States dollars with two, three, five, ten, and thirty year maturities for a combined amount of $10,750 million. Borrowings denominated in borrowing member country currencies in the aggregate amount of $225 million were issued (2013—$293 million), composed of: Brazilian reais—$202 million and Mexican pesos—$23 million (2013—Brazilian reais—$161 million, Mexican pesos—$82 million, and Costa Rican colones—$50 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds sterling, Canadian dollars, Euro, Indian rupees, Indonesian rupiahs, Korean won, New Zealand dollars, New Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2014, as compared to 2013, are shown in **Figure 5.**

Figure 5: NEW BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2014 and 2013


2014
Others 9%
British pounds sterling 4%
Australian dollars 10%
United States dollars 77%
2013
Others 3%
British pounds sterling 6%
Australian dollars 9%
United States dollars 82%

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Medium- and long-term borrowings outstanding by currency as of December 31, 2014 and 2013, are shown in **Table 12.**

The Bank may retire its debt earlier than the maturity date. For example, debt may be repurchased to facilitate secondary market liquidity and bonds may be called to reduce the cost of borrowing. During 2014, the Bank early retired $266 million of its borrowings (2013—$733 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2014, all the new borrowings, as applicable, were swapped into United States dollars at floating rates. **Figures 6 and 7** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2014. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K, L, X and Schedule I-4 to the financial statements.

Table 12: OUTSTANDING BORROWINGS[1]
BY CURRENCY
December 31, 2014 and 2013
(Expressed in millions of United States dollars)

Currency	2014	2013
Australian dollars	$ 6,988	$ 7,066
Brazilian reais	396	850
British pounds sterling	2,724	2,549
Canadian dollars	2,791	2,974
Colombian pesos	35	44
Costa Rican colones	46	50
Euro	716	805
Hong Kong dollars	—	64
Indian rupees	230	363
Indonesian rupiahs	754	374
Japanese yen	323	558
Korean won	38	—
Mexican pesos	840	928
New Turkish liras	263	278
New Zealand dollars	1,059	1,108
Norwegian krone	67	83
Peruvian new soles	109	116
South African rand	101	110
Swiss francs	653	727
United States dollars	56,805	47,682
Total	$74,938	$66,729

[1] Medium- and long-term borrowings net of unamortized discounts (before swaps and mark-to-market adjustments).

Figure 6: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2014


Borrowings, before swaps
Floating & Adjustable 13%
Fixed 87%
Borrowings, after swaps
Fixed 4%
Floating 96%

[1] Medium- and long-term borrowings only.

Figure 7: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2014


Borrowings, before swaps
Others
24%
United States
dollars
76%
Borrowings, after swaps
Euro
1%
United States
dollars
99%

[1] Medium- and long-term borrowings only.

Box 5: Operating Income Elements and Significant Influences

Elements	Significant Influences
Loan interest income	Loan volumes, lending spreads, and interest rate environment.
Borrowing expenses	Interest rate environment, including changes in LIBOR.
Net investment gains	Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio.
Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, special programs, as well as, higher or lower pension and postretirement benefit costs.
Provision for losses on loans and guarantees	Risk assessment of non-sovereign borrowers and probability of default and loss given default.

RESULTS OF OPERATIONS

Operating Income

Operating Income includes the net interest income on earning assets and the income contribution of the Bank's equity, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Box 5** displays the most significant elements of the Bank's Operating Income and the related influences on the results.

Table 13 shows the breakdown of Operating Income during the last three years.

Operating Income

Year 2014 versus 2013: The decrease in Operating Income was mainly due to a decrease in both net interest income and net investment gains, and an increase in the provision for loan

Table 13: OPERATING INCOME
For the years ended December 31, 2014, 2013 and 2012
(Expressed in millions of United States dollars)

	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Loan interest income	$1,659	$1,768	$1,601	$(109)	$ 167
Investment interest income	74	62	89	12	(27)
Other interest income	44	187	113	(143)	74
	1,777	2,017	1,803	(240)	214
Less:					
Borrowing expenses	398	401	519	(3)	(118)
Net interest income	1,379	1,616	1,284	(237)	332
Other loan income	82	90	67	(8)	23
Net investment gains	40	153	293	(113)	(140)
Other expenses:					
Provision for loan and guarantee losses	118	58	22	60	36
Net non-interest expense	731	920	712	(189)	208
Operating Income	$ 652	$ 881	$ 910	$ (229)	$ (29)

and guarantee losses, which were partially offset by a decrease in net non-interest expense.

Year 2013 versus 2012: The decrease in Operating Income was mainly due to a decrease in net investment gains, and an increase in net non-interest expense, partially offset by an increase in net interest income.

Net Interest Income
Year 2014 versus 2013: The decrease in net interest income was mainly due to non-recurring gains associated with loan repayments and equity duration management of approximately $226 million in 2013.

Year 2013 versus 2012: The increase in net interest income was mainly due to the impact of a higher lending spread on most of the Bank's loans, which increased from 0.62% in 2012 to 0.84% in 2013, amounting to approximately $134 million, higher other interest income mostly from realized gains of $125 million on equity duration swaps, as well as loan prepayment compensation of $101 million, net of swap unwinding costs, received during 2013.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2014, 2013, and 2012 are shown in **Table 14.**

Net Investment Gains
Year 2014 versus 2013: Net mark-to-market investment gains decreased during the year due to the lower level of legacy asset- and mortgage-backed securities held in the portfolio.

Year 2013 versus 2012: Net mark-to-market investment gains decreased during the year due to a decelerating improvement in prices of credit assets, and the overall reduction of asset- and mortgage-backed securities held in the portfolio through both asset sales and repayments at par.

Provision for Loan and Guarantee Losses
Year 2014 versus 2013: The provision for loan and guarantee losses increased in 2014 mainly due to an increase in the specific loan loss allowance related to four new loans classified as impaired, partially offset by the full repayment and improvements of the conditions of certain other non-sovereign-guaranteed impaired loans.

Year 2013 versus 2012: The provision for loan and guarantee losses increased in 2013 mainly due to an increase in the loan portfolio collective allowance, resulting from a higher non-sovereign-guaranteed loan portfolio. Improvements in the credit quality of the impaired loans portfolio were offset by an increase in the number of loans in this category.

Net Non-interest Expense
The main components of net non-interest expense are presented in **Table 15.**

Year 2014 versus 2013: Net non-interest expense decreased mainly due to lower staff costs as a result of lower net pension and postretirement benefit costs of $180 million. No amortization of unrecognized net actuarial losses was required in 2014 since deferred actuarial losses were within the 10% corridor. In addition, service cost decreased due to the increase in the rate used to discount the pension liabilities at the end of 2013. There was also a reduction in non-reimbursable and contingent recovery operations approved under special programs.

Year 2013 versus 2012: Net non-interest expense mainly increased due to higher staff costs as a result of higher net pension and postretirement benefit costs of $88 million. Pension and postretirement benefit costs continued to be impacted by higher amortizations of unrecognized net actuarial losses from prior years, and an increase in the service cost mainly resulting from

Table 14: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2014, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2014		2013		2012	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1]	$71,280	2.33	$66,780	2.65[5]	$66,376	2.41
Liquid investments[2][3]	25,683	0.47	19,713	1.27	17,485	2.22
Total earning assets	$96,963	1.84	$86,493	2.34	$83,861	2.37
Borrowings	$72,097	0.55	$62,312	0.64	$61,082	0.85
Net interest margin[4]		1.42		1.87[6]		1.53

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets.
[5] Loan prepayment compensation, net of swap unwinding costs, of approximately $101 million was received by the Bank in 2013. Excluding this compensation, the return on loans would have been 2.50% for the year ended December 31, 2013.
[6] In addition to the loan prepayment compensation mentioned above, gains of $125 million on equity duration swaps were realized from swap terminations resulting from equity duration management in 2013. If such amounts were not considered, the net interest margin would have been 1.61% for the year ended December 31, 2013.

Table 15: NET NON-INTEREST EXPENSE
For the years ended December 31, 2014, 2013 and 2012
(Expressed in millions of United States dollars)

	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Administrative expenses					
Staff costs	$419	$591	$469	$(172)	$122
Consultant fees	137	123	94	14	29
Operational travel	33	32	31	1	1
Other expenses	98	91	89	7	2
Total gross administrative expenses	687	837	683	(150)	154
Less:					
Share of Fund for Special Operations	(19)	(24)	(20)	5	(4)
Net administrative expenses	668	813	663	(145)	150
Service fee revenues	(10)	(5)	(7)	(5)	2
Special programs	107	131	75	(24)	56
Other income	(34)	(19)	(19)	(15)	—
Net non-interest expense	$731	$920	$712	$(189)	$208

the decrease in the rate used to discount the pension liabilities at the end of 2012. In addition, there was an increase in non-reimbursable and contingent recovery operations approved under special programs.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. **Table 16** below displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

As can be seen, core operating income is a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense. During 2014 and 2013, core operating income changes were mostly related to the fluctuations in the net pension and postretirement benefit costs.

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. Four risk management units of the Bank, which consider capital adequacy/asset-liability management, treasury risk, credit risk, and financial controls/operational risk, are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability manage-

Table 16: CORE OPERATING INCOME
For the years ended December 31, 2014, 2013 and 2012
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Operating Income (Reported)	$652	$881	$910	$(229)	$ (29)
Less:					
Net investment gains	40	153	293	(113)	(140)
Non-recurring gains associated with loan prepayments and equity duration management	—	226	—	(226)	226
Add:					
Provision for loan and guarantee losses	118	58	22	60	36
Core operating income	$730	$560	$639	$ 170	$ (79)

ment, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, and loan management.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2014 and 2013 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, S&P's), is depicted in **Figure 8**.

Figure 8: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES[(1)]
December 31, 2014 and 2013


2014
SD
15.1%
CCC+ to CCC–
3.3%
B+ to B–
12.2%
Non-sovereign-guaranteed
8.2%
BB+ to BB–
6.4%
Investment grade
54.8%
2013
CCC+ to CCC–
15.9%
B+ to B–
11.9%
Non-sovereign-guaranteed
8.6%
BB+ to BB–
9.2%
Investment grade
54.4%

[(1)] Data is rounded; detail may not add up due to rounding.

Compared to December 31, 2013, **Figure 8** shows that the relative amount of lending exposure to sovereign borrowers rated at BB+ to BB- and CCC+ to CCC- decreased 2.8% and 12.6%, respectively, while the lending exposure to sovereign borrowers rated at investment grade and B+ to B- categories increased 0.4% and 0.3%, respectively. The relative lending exposure in the non-sovereign-guaranteed category decreased 0.4%. The increase of lending exposure to sovereign borrowers rated at selective default was due to the downgrade experienced by Argentina. Note that the weighted average credit quality of the Bank's sovereign lending exposure as of December 31, 2014 is at the BB level.

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited by the Bank's lending authority; however, there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 9**, from 2013 to 2014, the lending exposure concentration remained stable during the year. About 64% of the total exposure is still held by the five largest borrowers.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing and capital adequacy policies.

Figure 9: CONCENTRATION OF LENDING EXPOSURE[(1)]
December 31, 2014 and 2013


2014
6 - 10
13.7%
11 - 15
8.8%
16 - 20
3.8%
21 - 25
1.5%
Non-sovereign-guaranteed
8.2%
1 - 5
64.0%
2013
6 - 10
14.5%
11 - 15
8.9%
16 - 20
3.2%
21 - 25
1.4%
Non-sovereign-guaranteed
8.6%
1 - 5
63.4%

[(1)] Data is rounded; detail may not add up due to rounding.

Capital Adequacy Framework: The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk. The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

During 2014, the Board of Governors reconfirmed the overall policy mandate to preserve the Bank's strong financial footing and maintain its foreign currency, long-term credit rating at AAA. The Board of Governors also requested the Bank to define appropriate capital buffers to preserve its lending capacity in times of stress and ratified the Bank's commitment to support small and vulnerable countries.

Income Management Model: The Bank's Income Management Model (IMM) relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion. The implementation of the IMM is done through the Ordinary Capital's Long-Term Financial Projections (LTFP), which is utilized in making annual decisions regarding the budget of the Bank, level of loan charges, the availability of resources for the GRF, other allocations of income, and their impact on the Bank's long-term sustainable lending capacity.

The IMM requires a minimum level of loan charges for sovereign-guaranteed loans such that the income generated by these charges (adjusting for 90% of the income from the Bank's non-sovereign-guaranteed operations), cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 17**.

If loans made to a member country funded with resources of the FSO or certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, the Non-Accrual Review and Impairment Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: In the Bank's 55 years of history, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its loans, with only five borrowing countries having been placed in non-accrual status for varying times during 1988—2001. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. **Table 18** displays information related to the countries, the periods of time, and the maximum amounts of Ordinary Capital sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan

Table 17: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

Table 18: HISTORICAL DATA OF COUNTRIES IN NON-ACCRUAL STATUS
As of December 31, 2014
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual[(1)]	Days	Maximum Outstanding Loan Balances[(2)]
Panama . . .	29-Mar-88	18-Mar-92	1,450	$320
Nicaragua .	11-May-88	17-Sep-91	1,224	78
Peru	1-Mar-89	17-Sep-91	930	674
Honduras .	4-Dec-89	6-Jul-90	214	223
Suriname. .	10-Nov-92	23-Dec-92	43	12
Suriname. .	9-Nov-93	14-Feb-94	97	13
Suriname. .	13-Dec-00	6-Jun-01	175	27

(1) Repayment dates.
(2) Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.

and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2014, the Bank has non-sovereign-guaranteed loans classified as impaired for $394 million (2013—$310 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $118 million was recognized during 2014 (2013—$58 million). Total allowances of $373 million were maintained at December 31, 2014 (2013—$255 million). The non-sovereign-guaranteed allowances for loan and guarantee losses were 6.0% of the corresponding combined outstanding portfolios (2013—4.0%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. The Bank's derivatives are subject to enforceable master netting agreements. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 19 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2014, the credit exposure amounted to $27,570 million, compared to $21,227 million as of December 31, 2013. The credit quality of the portfolios continues to be high, as 78.8% of the counterparties are rated AAA and AA, 13.4% carry the highest short-term ratings (A1+), 7.3% are rated A, 0.4% are rated BBB, and 0.1% are rated below BBB, compared to 86.8%, 6.5%, 5.6%, 0.8% and 0.3%, respectively, in 2013. Excluding collateral, the current credit exposure from swaps decreased from $2,050 million at December 31, 2013 to $1,136 million at December 31, 2014. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $1,015 million (2013—$1,876 million), resulting in an uncollateralized swap exposure of $121 million at December 31, 2014, compared to $174 million in 2013. The Bank also has excess collateral amounting to $210 million (2013—$207 million) from swap counterparties.

As of December 31, 2014, the Bank's total current credit exposure in Europe was $13,223 million (2013—$8,908 million). There was no direct exposure to the three Eurozone countries rated BBB or lower (Italy, Portugal, and Spain) in 2014 and 2013. In the countries specified, the Bank had $227 million (2013—$293 million) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns. The remaining European current credit exposure of $12,996 million (2013—$8,615 million), regardless of asset class, was in countries rated AA- or higher.

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Table 19: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

	December 31, 2014						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 3,346	$ —	$358	$ —	$ —	$ 3,704	13.4
AAA	6,918	595	—	36	—	7,549	27.4
AA	11,106	2,828	65	92	87	14,178	51.4
A	1,147	631	—	192	34	2,004	7.3
BBB	—	—	—	118	—	118	0.4
BB	—	—	—	—	—	—	0.0
B	—	—	—	—	—	—	0.0
CCC	—	—	—	—	—	—	0.0
CC and below	—	—	—	17	—	17	0.1
Total	$22,517	$4,054	$423	$455	$121	$27,570	100.0

	December 31, 2013						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 939	$ 394	$ 51	$ —	$ —	$ 1,384	6.5
AAA	5,401	143	—	63	—	5,607	26.5
AA	9,946	2,374	96	229	156	12,801	60.3
A	333	616	—	235	18	1,202	5.6
BBB	—	—	—	173	—	173	0.8
BB	43	—	—	—	—	43	0.2
B	—	—	—	—	—	—	0.0
CCC	—	—	—	—	—	—	0.0
CC and below	—	—	—	17	—	17	0.1
Total	$16,662	$3,527	$147	$717	$174	$21,227	100.0

[1] Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. In addition, the Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band.

The Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. As of December 31, 2014, asset/liability management swaps with a notional amount of $2,853 million (2013—$3,319 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 92% of the existing outstanding loan portfolio as of December 31, 2014; the remaining 8% are non-sovereign-guaranteed loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a 1 year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2014 and 2013.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Retirement Plan Risk

Retirement plan risk represents the exposure resulting from the Bank's obligation to fund any changes in the shortfall of its pension and postretirement benefit plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure by the Bank related to its Plans is their active risk, which is the volatility of the difference in performance of the Plans' assets and liabilities.

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2014 and 2013


ASSETS — 2014
Euro
1%
United States
dollars
99%
LIABILITIES — 2014
Euro
1%
United States
dollars
99%
ASSETS — 2013
Euro
1%
United States
dollars
99%
LIABILITIES — 2013
Euro
2%
United States
dollars
98%

Changes in the value of the Plans' liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics. Changes in the Plans' assets are also driven by: (i) fluctuations in the market value of the Return Strategies assets in which the Plans have invested, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities; and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

If the Plans' assets were invested to match the key-rate duration profile of the Plans' liabilities, active risk would be substantially reduced. However, because 65% of the Plans' assets are invested in Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk.

Under its capital adequacy policy, the Bank determines specific capital requirements for the active risk in its Plans.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people's actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives; operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place covering different aspects of operational risk. These include the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues implementing its integrated Operational Risk Management Framework (ORMF), which includes the undertaking of the risk and control assessments, key risk indicators, as well as training to the business units, with a view of enhancing the management of the operational risks faced by the Bank.

Internal Controls over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls, and has in place an annual process for Management to report on the effectiveness of the ICFR, and for the external auditors to audit and issue an opinion as to the effectiveness of the ICFR.

During 2013, COSO released an updated version of its Internal Control-Integrated Framework, with required adoption by December 15, 2014. The Bank completed the work necessary for the transition to the updated COSO Framework. This transition did not have a significant impact on the Bank's internal control over financial reporting.

The Management report and external auditors' report on internal control over financial reporting for 2014 are included in the financial statements.

SUBSEQUENT AND OTHER DEVELOPMENTS

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the potential impact of the implementation of this financial regulatory reform on its operations as rules continue to become effective and markets adjust. Based on a review of the current regulations and the rules that have become effective to date, the Bank is of the view that effects from the provisions of the DFA apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities, and those effects may include an increase in the Bank's borrowing cost.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. This legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Renewed Vision of the IDB Group's Activities with the Private Sector: As part of an initiative to maximize the efficient use of Bank resources and the development impact on the region through the activities of the IDB Group with the private sector, during the Bank's Annual Meeting in Bahia, Brazil, in March 2014, the Board of Governors of each of the Bank and the IIC approved a resolution that directed the Bank and IIC management to develop a proposal for a consolidated private sector entity to be considered by the Bank and IIC Boards of Governors no later than March 2015. The Bank and the IIC are expected to present such a proposal during the Bank's Annual Meeting in Busan, Republic of Korea, in March 2015.

Management Changes After the Third Quarter 2014: Mr. Adolfo Javier Ortiz, currently Chief of the Financial Control and Operational Risk Management Unit in the Office of Risk Management, is the acting Chief Risk Officer, effective February 1, 2015. Effective May 1, 2015, Mr. Federico Galizia is the appointed Chief Risk Officer.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models generally use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

The interest component of trading securities and related derivatives is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The remaining changes in fair value of those securities are presented in Income from Investments-Net gains. The interest component of borrowings and borrowing, lending, and equity duration derivatives is recorded in Borrowing expenses, Income from loans and Other interest income, respectively. The remaining changes in fair value of these instruments are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. See Note S to the financial statements.

Allowance for Loan and Guarantee Losses: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its allowance for loan and guarantee losses is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the IIC in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on an allocation percentage approved by the Board of Governors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Note T to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2014, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Schedule I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Direc-

tor appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Zulfikar Ally (Guyana)	Jerry Christopher Butler (The Bahamas)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Ricardo Carneiro (Brazil)	Maria Cristina Penido de Freitas (Brazil)	Brazil and Suriname
* (Peru)	Kevin Cowan Logan (Chile)	Chile and Peru
Joffrey Célestin-Urbain (France)	María Rodriguez de la Rúa (Spain)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Sergio Diazgranados Guida (Colombia)	Xavier Eduardo Santillán (Ecuador)	Colombia and Ecuador
James Haley (Canada)	Ian MacDonald (Canada)	Canada
Carla Anaí Herrera Ramos (Guatemala)	*	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Leo Kreuz (Germany)	Christian Hofer (Switzerland)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Luis Hernando Larrazabal (Bolivia)	Marcelo Bisogno (Uruguay)	Bolivia, Paraguay and Uruguay
Armando José León Rojas (Venezuela)	Antonio De Roux (Panama)	Panama and Venezuela
Mark Edward Lopes (United States)	* (United States)	United States
Juan Bosco Marti Ascencio (Mexico)	Carlos Pared Vidal (Dominican Republic)	Dominican Republic and Mexico
Andrea Molinari (Argentina)	Valeria Fernández Escliar (Argentina)	Argentina and Haiti
Eimon Ueda (Japan)	Hironori Kawauchi (Japan)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and between the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations

of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Alexandre Meira da Rosa	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Jaime A. Sujoy	Vice President for Finance and Administration
Hans Schulz	Vice President for Private Sector and Non-Sovereign-Guaranteed Operations, a.i.
José Juan Ruiz Gómez	General Manager and Chief Economist, Department of Research and Chief Economist
José Luis Lupo	General Manager, Country Department Southern Cone
Carola Álvarez	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Gerard Johnson	General Manager, Country Department Caribbean Group
José Agustín Aguerre	General Manager, Country Department Haiti
Germán Quintana	Secretary of the Bank
Haydée Rosemary Jeronimides	General Counsel, a.i.
Gustavo De Rosa	Finance General Manager and Chief Financial Officer
Verónica Zavala	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Yeshvanth Edwin	General Manager, Budget and Administrative Services Department

Hans Schulz	General Manager, Structured and Corporate Financing Department
Claudia Bock-Valotta	General Manager, Human Resources Department
Nuria Simo Villa	General Manager and Chief Information Officer, Information Technology Department
Fernando Jiménez-Ontiveros	General Manager, Office of the Multilateral Investment Fund, a.i.
Luis Giorgio	Chief, Office of the Presidency
Marcelo Cabrol	Manager, Office of External Relations
Néstor Roa	Sector Manager, Infrastructure and Environment Sector, a.i.
Héctor Salazar	Sector Manager, Social Sector
Ana María Rodríguez-Ortiz	Sector Manager, Institutions for Development Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Federico Basañes	Sector Manager, Knowledge and Learning Sector
Luiz Ros	Sector Manager, Opportunities for the Majority Sector
Bernardo Guillamon	Manager, Office of Outreach and Partnerships
Adolfo Javier Ortiz	Chief Risk Officer, Office of Risk Management, a.i.
Maristella Aldana	Chief, Office of Institutional Integrity
Jorge da Silva	Executive Auditor

Cheryl W. Gray is the Director of the Office of Evaluation and Oversight.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://kp.iadb.org/lawlib/en/Pages/Documentos-BID.aspx sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In March 2012, the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012–2016.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2014 financial statement and internal control audits amount to $1,208,000. In addition, KPMG was paid $59,000 during 2014 for services related to bond issuance. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2014 audits are $780,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Audit Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- External auditors' participation in non-audit services is limited to exceptional audit related services and requires approval of the Board of Executive Directors acting on the recommendation of the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is reviewed annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes

the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO are longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

In 2014, the Bank approved 14 blended loans for a total of $1,035 million, composed of $300 million and $735 million from the resources of the FSO and the Ordinary Capital, respectively (2013—16 loans totaling $848 million composed of $251 million and $597 million from the resources of the FSO and Ordinary Capital, respectively). As of December 31, 2014, FSO outstanding loans amounted to $4,418 million (2013—$4,364 million).

At December 31, 2014, the FSO's fund balance amounted to $5,089 million (2013—$5,056 million), mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries and Board of Governors approved transfers.

Increase in the Resources of the FSO

As part of the IDB-9, on October 31, 2011, the Board of Governors authorized the increase in the resources of the FSO consisting of an additional $479 million of new contribution quotas to be paid by the Bank members in United States dollars. Member countries had the option to make contributions either in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of the $479 million, established at $517.3 million, starting in 2011. Instruments of contribution amounting to $473 million were received, of which $437 million have been paid as of December 31, 2014.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum of the interest rate due on such loans. The IFF is currently funded from income earned on its own investments.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 through 2020. In March 2014, the Board of Governors approved the transfer of $200 million (2013—$200 million) of Ordinary Capital income to the GRF.

Total grants approved for Haiti from the GRF during 2014 amounted to $214 million (2013—$188 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2014, the Bank administered resources on behalf of donors of approximately $2,779 million. During 2014, the Bank received $23 million for the administration and expense reimbursements related to these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

During 2014, the MIF approved 93 operations amounting to $93 million and increased already existing operations for $2 million. As of December 31, 2014, the MIF has approved operations amounting to $1,834 million, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 45 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. During 2014, the IIC approved 64 operations, which included equity investments and loans in the aggregate amount of $426 million. To date, the IIC has approved operations amounting to $5,600 million. At December 31, 2014, outstanding loans totaled $1,030 million and outstanding equity investments totaled $25 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2014, there was $100 million outstanding and $200 million available for disbursement.

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Index to Financial Statements

Management's Report Regarding the Effectiveness of Internal Control Over Financial Reporting .. F-2
Report of Independent Registered Public Accounting Firm F-3
Report of Independent Registered Public Accounting Firm F-5
Balance Sheet—December 31, 2014 and 2013 .... F-6
Statement of Income and Retained Earnings and Statement of Comprehensive Income for each of the years in the three-year period ended December 31, 2014 .... F-7
Statement of Cash Flows for each of the years in the three-year period ended December 31, 2014 .... F-8
Notes to Financial Statements F-9
Statement of Trading Investments and Swaps—December 31, 2014 and 2013............... F-36
Statement of Loans—December 31, 2014 and 2013 .... F-38
Statement of Loans Outstanding by Currency and Interest Rate Type, and Maturity Structure—December 31, 2014 and 2013.................................. F-39
Statement of Medium- and Long-Term Borrowings and Swaps—December 31, 2014 and 2013.. F-41
Statement of Subscriptions to Capital Stock—December 31, 2014 and 2013................ F-43
Statement of Subscriptions to Capital Stock and Voting Power—December 31, 2014 .... F-44

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 13, 2015

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2014. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2014.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2014. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2014, have been audited by KPMG LLP.



Luis Alberto Moreno
President



Jaime Alberto Sujoy
Vice President for Finance and Administration



Alberto Suria
Finance General Manager and CFO, a.i.
through January 31, 2015



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Registered Public Accounting Firm

Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (the Bank) – Ordinary Capital's internal control over financial reporting as of December 31, 2014, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of the Bank's Ordinary Capital based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Bank's Ordinary Capital as of December 31, 2014 and 2013, and the related statements of income and retained earnings, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated March 13, 2015 expressed an unqualified opinion on those financial statements.

KPMG LLP

March 13, 2015



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Registered Public Accounting Firm

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of Inter-American Development Bank (the Bank) – Ordinary Capital as of December 31, 2014 and 2013, and the related statements of income and retained earnings, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2014 (together referred to as the financial statements). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank's Ordinary Capital as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I-1 to I-6 comprising the statements of trading investments and swaps, loans, loans outstanding by currency, interest rate type, and maturity structure of loans outstanding, medium- and long-term borrowings and swaps, subscriptions to capital stock, and subscriptions to capital stock and voting power, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2014, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2015 expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting.

KPMG LLP

March 13, 2015

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2014		2013	
ASSETS				
Cash and investments				
Cash—Notes C and X	$ 535		$ 421	
Investments—Trading—Notes D, L and X, Schedule I-1	27,395	$ 27,930	21,015	$21,436
Loans outstanding—Notes E, F and X, Schedules I-2 and I-3	74,585		70,679	
Allowance for loan losses	(370)	74,215	(244)	70,435
Accrued interest and other charges				
On investments	54		38	
On loans	425		435	
On swaps, net	332	811	332	805
Currency and interest rate swaps—Notes K, L, S and X				
Investments—trading—Schedule I-1	136		110	
Loans	308		103	
Borrowings—Schedule I-4	2,366		3,161	
Other	51	2,861	66	3,440
Other assets				
Assets under retirement benefit plans—Note T	—		292	
Receivable for investment securities sold	—		161	
Property, net—Note H	378		354	
Miscellaneous	104	482	84	891
Total assets		$106,299		$97,007
LIABILITIES AND EQUITY				
Liabilities				
Borrowings—Notes I, J, K, L, S and X, Schedule I-4				
Short-term	$ 675		$ 654	
Medium- and long-term:				
Measured at fair value	48,881		43,704	
Measured at amortized cost	27,753	$ 77,309	24,343	$68,701
Currency and interest rate swaps—Notes K, L, S and X				
Investments—trading—Schedule I-1	41		83	
Loans	876		753	
Borrowings—Schedule I-4	1,743		1,920	
Other	9	2,669	18	2,774
Payable for investment securities purchased		169		169
Payable for cash collateral received		398		229
Liabilities under retirement benefit plans—Note T		515		73
Due to IDB Grant Facility—Note N		501		435
Accrued interest on borrowings		492		491
Undisbursed special programs—Note O		244		239
Other liabilities		305		346
Total liabilities		82,602		73,457
Equity				
Capital stock—Note P, Schedules I-5 and I-6				
Subscribed 11,958,339 shares (2013—10,675,321 shares)	144,258		128,781	
Less callable portion	(138,901)		(123,840)	
Paid-in capital stock	5,357		4,941	
Capital subscriptions receivable	(84)		(1)	
Receivable from members—Note G	(246)		(262)	
Retained earnings—Note Q	18,247		17,699	
Accumulated other comprehensive income—Note R	423	23,697	1,173	23,550
Total liabilities and equity		$106,299		$97,007

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2014	2013	2012
Income			
Loans			
Interest, after swaps—Notes E, K and S	**$ 1,659**	$ 1,768	$ 1,601
Other loan income	**82**	90	67
	1,741	1,858	1,668
Investments—Notes D and K			
Interest	**74**	62	89
Net gains	**40**	153	293
Other interest income—Notes K and S	**44**	187	113
Other	**44**	24	26
Total income	**1,943**	2,284	2,189
Expenses			
Borrowing expenses			
Interest, after swaps—Notes I, J, K and L	**374**	389	508
Other borrowing costs	**24**	12	11
	398	401	519
Provision for loan and guarantee losses—Note F	**118**	58	22
Administrative expenses—Note B	**668**	813	663
Special programs—Note O	**107**	131	75
Total expenses	**1,291**	1,403	1,279
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	**652**	881	910
Net fair value adjustments on non-trading portfolios and foreign currency transactions—Notes I, J, K and S	**96**	626	194
Board of Governors approved transfers—Note N	**(200)**	(200)	(200)
Net income	**548**	1,307	904
Retained earnings, beginning of year	**17,699**	16,392	15,488
Retained earnings, end of year	**$18,247**	$17,699	$16,392

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2014	2013	2012
Net income	**$ 548**	$1,307	$ 904
Other comprehensive income (loss)—Note R			
Translation adjustments	**—**	(1)	(8)
Recognition of changes in assets/liabilities under retirement benefit plans—Note T	**(750)**	1,507	(292)
Total other comprehensive income (loss)	**(750)**	1,506	(300)
Comprehensive income (loss)	**$ (202)**	$2,813	$ 604

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2014	**2013**	**2012**
Cash flows from lending and investing activities			
Lending:			
Loan disbursements	**$ (9,423)**	$(10,558)	$ (6,883)
Loan collections	**5,213**	8,462	4,571
Net cash used in lending activities	**(4,210)**	(2,096)	(2,312)
Purchase of property	**(48)**	(38)	(22)
Miscellaneous assets and liabilities	**(30)**	17	(32)
Net cash used in lending and investing activities	**(4,288)**	(2,117)	(2,366)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**20,928**	15,763	12,067
Repayments	**(11,195)**	(7,966)	(9,613)
Short-term borrowings:			
Proceeds from issuance	**3,867**	3,384	4,445
Repayments	**(3,846)**	(3,570)	(4,503)
Cash collateral received (returned)	**169**	(577)	(105)
Collections of receivable from members	**16**	16	16
Collections of capital subscriptions	**315**	306	358
Payments of maintenance of value to members	**—**	(7)	(158)
Net cash provided by financing activities	**10,254**	7,349	2,507
Cash flows from operating activities			
Gross purchases of trading investments	**(56,975)**	(48,846)	(29,087)
Gross proceeds from sale or maturity of trading investments	**50,426**	42,407	28,723
Loan income collections, after swaps	**1,738**	1,843	1,695
Interest and other costs of borrowings, after swaps	**(486)**	(636)	(1,000)
Income from investments	**253**	47	(7)
Other interest income	**44**	190	113
Other income	**48**	43	38
Administrative expenses	**(664)**	(671)	(586)
Transfers to the IDB Grant Facility	**(134)**	(116)	(121)
Special programs	**(102)**	(93)	(78)
Net cash used in operating activities	**(5,852)**	(5,832)	(310)
Effect of exchange rate fluctuations on Cash	**—**	—	1
Net increase (decrease) in Cash	**114**	(600)	(168)
Cash, beginning of year	**421**	1,021	1,189
Cash, end of year	**$ 535**	$ 421	$ 1,021

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.2%), Brazil (11.2%), Mexico (7.2%) and Japan (5.0%). The Bank's purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF's purpose is to make grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain reclassifications have been made to the 2013 balances to conform to the 2014 presentation.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and it is not expected to have a material impact on the Bank's financial condition or results of operations.

Currency Accounting

The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, effective on October 1, 2013, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions[1] in the Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars were charged or credited to Translation adjustments, a separate component of Other comprehensive income (loss) in the Statement of Comprehensive Income. Borrowings and loans in non-functional currencies were translated with the gain or loss recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings. Effective October 1, 2013, the Bank concluded that it had only one functional currency, the U.S. dollar, as its operations, on an after swap basis, were substantially carried out in such currency. This change in functional currency designation was accounted for prospectively and the translation adjustments included in Accumulated other comprehensive income were frozen.

Valuation and Recognition of Capital Stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of

[1] References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from Paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on member countries' currency holdings is presented on the Balance Sheet either as a liability, included in Other liabilities, or as a reduction of the Equity, if the related MOV amount is a receivable.

Board of Governors approved transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to the FSO or other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded using trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains in the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees are also made on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Income on loans is recognized following the accrual basis of accounting. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. In addition, if loans made to a member country with resources of the FSO or certain other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral less disposal costs.

For purposes of determining the allowance for loan losses, loans are divided in two main portfolios: sovereign-guaranteed and non-sovereign-guaranteed. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Therefore, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign credit rating assigned to each borrower country by the rating agencies (generally Standard & Poor's – S&P), adjusted by the probabilities of default to the Bank. For the non-sovereign-guaranteed loan portfolio, the Bank manages and measures credit risk using an internal credit risk classification system that takes into consideration three dimensions to reflect the risk of the borrower, the associated security or features of the transaction and the country related risk, which all combined produces a final rating that reflects the expected losses associated with the transaction. The final rating is estimated to map to the corporate rating scale of S&P.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and non-sovereign-guaranteed loan portfolios. Such reviews consider the credit risk for each portfolio, as defined above, as well as the potential for loss arising from delay in the scheduled loan repayments.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made.

NOTES TO FINANCIAL STATEMENTS (continued)

The contingent liability for probable losses related to guarantees outstanding is included in Other liabilities.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the internal credit risk classification system used for non-sovereign-guaranteed operations as described under Loans above.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial number of the borrowings are carried at fair value on the Balance Sheet. The interest component of these borrowings is recorded in Borrowing expenses-Interest, after swaps. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following a methodology that approximates the effective interest method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Miscellaneous under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments-Interest, Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Administrative expenses
The administrative expenses of the Bank are allocated between the Ordinary Capital and the FSO pursuant to the allocation percentage approved by the Board of Governors, which was 97% for the Ordinary Capital and 3% for the FSO in 2014, 2013 and 2012.

Special programs
Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes
The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and postretirement benefit plans
The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, and amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies
At December 31, 2014, Cash includes $140 million (2013—$152 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $35 million (2013—$42 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments
As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranationals, bank, and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For obligations issued or unconditionally guaranteed by sovereign and sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, the Bank's policy is to invest in such obligations with a minimum credit quality equivalent to AA–. Obligations issued by supranational organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains on trading portfolio instruments held at December 31, 2014 of $31 million (2013—$43 million; 2012—$206 million) were included in Income from Investments-Net gains. A summary of the trading portfolio instruments at December 31, 2014 and 2013 is shown in the Statement of Trading Investments and Swaps in Schedule I-1.

Note E – Loans and Guarantees Outstanding
Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio substantially includes sovereign-guaranteed loans as follows:

- Single Currency Facility (SCF) loans (LIBOR-based and fixed-base cost rates)
- Local Currency Facility (LCF) loans (fixed-based cost and variable interest rates)
- Flexible Financing Facility (FFF) loans (LIBOR-based, fixed-based cost interest rates and local currency)

In addition, the loan portfolio also includes non-sovereign-guaranteed loans.

Sovereign guaranteed-loan portfolio

Currently available products

The FFF, effective January 1, 2012, is currently the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, as well as to currency conversions.

The Bank also offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (blended loans). The Ordinary Capital's portion of the blended loans is SCF-fixed-base cost rate loans with 30 years maturity and 6 years grace period.

The Development Sustainability Credit Line (DSL) product, approved in 2012, replaced the previous emergency lending category. The DSL is structured as a contingent credit line designed to respond to exogenous economic crisis. Resources are available to the borrower in order to mitigate direct effects of exogenous economic shocks (systemic or country specific). The DSL is limited to a maximum of $300 million per country, or two percent of a country's gross domestic product (GDP), whichever is less, and has available resources of $5.6 billion as of December 31, 2014. DSL loans are denominated in United States dollars, have a term not to exceed 6 years, and principal repayments begin after three years. These loans carry a three-month LIBOR interest rate plus a spread of 165 basis points over the Bank's lending spread. The DSL will expire at the end of 2015.

The Reallocation Program (RP), established in 2012, offers borrowing member countries flexibility in allocating their exposure with the Bank by earmarking resources released as a result of a loan prepayment by a borrowing member country to finance new sovereign-guaranteed loan operations to that same country. The terms on the new loans under the RP are such that their weighted average life is not greater than the remaining weighted average life of the prepaid loans prior to the prepayment.

Discontinued loan products

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: SCF LIBOR-based loans and LCF loans.

SCF-LIBOR-based loans can be denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, and have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's lending spread. SCF LIBOR-based loan balances can be converted to fixed-base cost rate subject to certain conditions.

Under the LCF, which was incorporated into the new FFF product and is still available for non-sovereign-guaranteed operations, borrowers have the option to receive local currency financing under three different modalities (i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; (ii) direct swaps into local currency against existing Bank debt; and (iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed-base cost, floating or inflation-linked interest rate. As of December 31, 2014, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $3,212 million (2013—$2,663 million).

As of December 31, 2014, there are still outstanding SCF-LIBOR-based loans of $3,668 million (2013—$3,961 million) and SCF-fixed-base cost rate loans of $12,846 million (2013—$14,641 million), which were converted from the previously adjustable rate loan products.

Non-sovereign guaranteed-loan portfolio

The Bank offers loans to eligible entities without sovereign guarantees under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

The Non-Sovereign Guaranteed (NSG) Risk Framework (Framework) is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to non-sovereign-guaranteed loans and guarantees to 20% of total equity, calculated in the context of the Bank's capital adequacy policy, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide for portfolio diversification and establish limits per project, per obligor and group

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

of obligors, per sector as well as per country, and (iii) the NSG risk management best practices, which are being developed and updated by Management to support project origination and portfolio management. With respect to simple obligor limit, the Framework establishes a limit equal to the lesser of 2.5% of the total equity calculated in the context of the Bank's capital adequacy policy, and $500 million at the time of approval.

The Bank's loan charges consisted of a lending spread of 0.85% and 0.84% in 2014 and 2013, respectively, per annum on the outstanding amount, as well as a credit commission of 0.25% per annum on the undisbursed balance of the loan, and no supervision and inspection fee in both years. These charges apply to sovereign-guaranteed loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

Income from loans-Interest, after swaps has been reduced by $391 million (2013—$669 million; 2012—$459 million) representing the net interest component of related lending swap transactions.

A statement of loans outstanding and undisbursed by country is presented in Schedule I-2, and a statement of outstanding loans by currency and interest rate type, and their maturity structure at December 31, 2014 and 2013 is shown in Schedule I-3.

Inter-American Investment Corporation (IIC)

The Bank has approved a loan to the IIC (a separate international organization whose 45 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2014 and 2013, there was $100 million outstanding.

Loan participations

The Bank mobilizes funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while reserving to itself the administration of such loans. The Bank's loan participations meet the applicable sale accounting criteria and are not included on the Bank's Balance Sheet. As of December 31, 2014, there were $3,123 million (2013—$2,958 million) in outstanding participations in non-sovereign-guaranteed loans.

Guarantees

During 2014, there were five non-sovereign-guaranteed, non-trade-related guarantees approved for $146 million (2013—four for $33 million). No guarantees with sovereign counter-guarantee were approved in 2014 and 2013. As of December 31, 2014, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $859 million (2013—$839 million) and guarantees with sovereign counter-guarantee of $60 million (2013—$325 million).

Under its non-sovereign-guaranteed TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2014, the Bank issued 56 guarantees for a total of $169 million under this program (2013—210 guarantees for a total of $568 million).

At December 31, 2014, guarantees of $251 million (2013—$871 million), including $16 million (2013—$329 million) issued under the TFFP, were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $18 million (2013—$29 million) of guarantees outstanding has been reinsured. Outstanding guarantees have remaining maturities ranging from 7 months to 12 years, except for trade related guarantees that have maturities of up to three years. As of December 31, 2014 and 2013, the Bank's exposure on guarantees without sovereign counter-guarantee amounted to $191 million and $546 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	2014	2013	S&P/Moody's Rating Equivalent
RC1	$128	$154	BBB/Baa3 or higher
RC2	1	123	BB+/Ba1
RC3	24	103	BB/Ba2
RC4	29	97	BB–/Ba3
RC5	8	60	B+/B1
RC6	—	—	B/B2
RC7	1	7	B–/B3
RC8	—	2	CCC—D/Caa—D
Total	$191	$546	

At December 31, 2014, the Bank's exposure on guarantees with sovereign counter-guarantee amounted to $60 million (one guarantee rated BB+) (2013—two guarantees of $265 million and $60 million rated BBB and BBB+, respectively).

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2014, the IFF paid $18 million

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

(2013—$21 million; 2012—$21 million) of interest on behalf of the borrowers.

Note F – Credit Risk from Loan Portfolio
The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 92% of the loans are sovereign-guaranteed.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2014 and 2013, as represented by the long-term foreign credit rating assigned to each borrower country by S&P, is as follows (in millions):

Country Ratings	2014	2013
AA+ to AA–	$ 479	$ 524
A+ to A–	628	646
BBB+ to BBB–	39,831	37,452
BB+ to BB–	4,762	6,551
B+ to B–	9,115	8,515
CCC+ to CCC	2,496	11,356
SD	11,303	—
Total	$68,614	$65,044

The ratings presented above have been updated as of December 31, 2014 and 2013, respectively.

Non-sovereign-guaranteed loans: The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level of a project finance operation may be grouped into three major categories: political risk, commercial or project risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to transactions with financial institutions follows a uniform rating system which considers the following factors: capital adequacy, asset quality, operating policies and procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support.

The transfer and convertibility assessment is the rating associated with the probability of sovereign restricting non-sovereign access to foreign exchange needed for debt service which is considered a proxy of the impact of the macroeconomic

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of December 31, 2014 and 2013, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Risk Classification (RC)	2014	2013	S&P/ Moody's Rating Equivalent
RC1	$ 792	$ 887	BBB/Baa3 or higher
RC2	927	898	BB+/Ba1
RC3	1,415	1,400	BB/Ba2
RC4	1,037	965	BB–/Ba3
RC5	721	437	B+/B1
RC6	263	464	B/B2
RC7	210	43	B–/B3
RC8	472	397	CCC—D/Caa—D
Total	$5,837	$5,491	

In addition, as of December 31, 2014, the Bank has loans to other development institutions of $134 million (2013—$144 million), with ratings ranging from AA to A.

Past due and Non-accrual loans

As of December 31, 2014, non-sovereign-guaranteed loans 90 or more days past due amounted to $177 million (2013—$115 million). Non-sovereign-guaranteed loans with outstanding balances of $394 million were on non-accrual status (2013—$310 million), including $158 million whose maturity was accelerated (2013—$81 million). There were no sovereign-guaranteed loans past due, impaired or in non-accrual status as of December 31, 2014 and 2013.

Impaired loans

The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $394 million at December 31, 2014 (2013—$310 million; 2012—$268 million). All impaired loans have specific allowances for loan losses of $183 million (2013—$88 million; 2012—$66 million).

A summary of financial information related to impaired loans affecting the results of operations for the years ended December 31, 2014, 2013, and 2012 is as follows (in millions):

	Years ended December 31,		
	2014	2013	2012
Average recorded investment during the period	$354	$301	$234
Loan income recognized	18	16	11
Loan income that would have been recognized on an accrual basis during the period	27	21	18

Allowance for Loan and Guarantee Losses

Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract.

Non-sovereign-guaranteed portfolio: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system discussed above and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. The Bank's internal credit ratings are mapped to the credit ratings used by external credit rating agencies, essentially mapping the probabilities of default related to each of the Bank's credit rating categories to probabilities of default published by the external credit agencies. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk level; (ii) an estimated loss (loss given default) rate is generally determined based upon Management's best estimate of incurred losses, which takes into account the Bank's specific experience and external benchmarks; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in areas where the Bank has limited specific experience, as it is the case for certain financing products such as subordinated exposures for which the Bank currently uses Moody's estimates. Based upon (i) the probability of default rate for each risk category, (ii) the amount of credit exposure in each of these categories and (iii) the loss given default ratio, the required level of the collective loss allowance is determined.

The Bank has specific loss allowances for impaired loans, which are individually evaluated, as described in Note B.

NOTES TO FINANCIAL STATEMENTS (continued)

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2014, 2013 and 2012 were as follows (in millions):

	2014	2013	2012
Balance, beginning of year	$255	$197	$175
Provision for loan and guarantee losses	118	58	22
Balance, end of year	$373	$255	$197
Composed of:			
Allowance for loan losses	$370	$244	$180
Allowance for guarantee losses[1]	3	11	17
Total	$373	$255	$197

[1] The allowance for guarantee losses is included in Other liabilities in the Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the years ended December 31, 2014, 2013 and 2012 were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	2014	2013	2012
Balance, beginning of year	$ 5	$ 4	$ 9
Provision (credit) for loan and guarantee losses	9	1	(5)
Balance, end of year	$ 14	$ 5	$ 4

Non-sovereign-guaranteed portfolio:

Specific allowance	2014	2013	2012
Balance, beginning of year	$ 88	$ 66	$ 41
Provision for loan and guarantee losses	95	22	25
Balance, end of year	$183	$ 88	$ 66

Collective allowance	2014	2013	2012
Balance, beginning of year	$162	$127	$125
Provision for loan and guarantee losses	14	35	2
Balance, end of year	$176	$162	$127

During 2014, 2013 and 2012, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During 2014 and 2013, there were no troubled debt restructurings or payment defaults associated with loans previously modified in troubled debt restructurings. In 2012, there was a troubled debt restructuring of a non-sovereign-guaranteed loan classified as impaired, with an outstanding balance of $52 million. The restructuring was implemented pursuant to a plan that was approved by a qualified majority of the borrower's creditors in the context of a court-supervised restructuring proceeding. As a result, the principal modifications to the Bank's loan agreement consisted of an additional grace period, an extension of the repayment date, and a reduction in the interest rate below market for a loan with a similar risk profile. The immediate effect of the restructuring was to reduce the specific loan loss allowance by approximately $10 million.

Note G – Receivable from Members

Receivable from members, which amounted to $246 million and $262 million at December 31, 2014 and 2013, respectively, includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, and non-negotiable, non-interest-bearing term notes received in payment of MOV obligations. These obligations are shown as a reduction of Equity on the Balance Sheet.

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding that member's MOV obligations outstanding with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2014, the amount outstanding was $173 million (2013—$189 million).

Note H – Property

At December 31, 2014 and 2013, Property, net consists of the following (in millions):

	2014	2013
Land, buildings, improvements, capitalized software and equipment, at cost	$ 717	$ 668
Less: accumulated depreciation	(339)	(314)
Total	$ 378	$ 354

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note I – Borrowings

Medium- and long-term borrowings at December 31, 2014 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 10.25%, before swaps, and from (0.47)% (equivalent to 3 month JPY-LIBOR less 58 basis points) to 7.08%, after swaps, with various maturity dates through 2044. A statement of the medium- and long-term borrowings and swaps at December 31, 2014 and 2013 is shown in Schedule I-4.

The Bank also has a short-term borrowing program (i.e., the Discount Note Program) under which discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. At December 31, 2014, the weighted average rate of short-term borrowings was 0.05% (2013—0.14%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,641 million during 2014 (2013—$1,672 million; 2012—$1,864 million).

As of December 31, 2014 and 2013, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

2014		2013	
2015	$14,049	2014	$11,028
2016	13,654	2015	14,178
2017	11,559	2016	9,583
2018	11,350	2017	7,038
2019	8,249	2018	8,038
2020 to 2024	12,039	2019 to 2023	12,724
2025 to 2029	2,282	2024 to 2028	2,830
2030 to 2034	8	2029 to 2033	8
2035 to 2039	267	2034 to 2038	266
2040 to 2044	3,426	2039 to 2043	3,179
Total	$76,883	Total	$68,872

Note J – Fair Value Option

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2014, 2013, and 2012 as follows (in millions):

	2014	2013	2012
Borrowing expenses—Interest, after swaps	$(1,503)	$(1,658)	$(1,932)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,257	3,623	(12)
Total changes in fair value included in Net income	$ (246)	$1,965	$(1,944)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2014 and 2013, was as follows (in millions):

	2014	2013
Fair value	$49,245[1]	$44,087[1]
Unpaid principal outstanding	47,199	42,419
Fair value over unpaid principal outstanding	$ 2,046	$ 1,668

[1] Includes accrued interest of $364 million and $383 million in 2014 and 2013, respectively.

Note K – Derivatives

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Financial statements presentation: All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2014[(1)]		December 31, 2013[(1)]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments—Trading	$ 111	$ 4	$ 84	$ 32
	Loans	306	136	89	243
	Borrowings	1,319	1,534	2,119	1,354
	Accrued interest and other charges—				
	On swaps, net	56	(97)	86	(88)
Interest rate swaps	Currency and interest rate swaps				
	Investments—Trading	25	37	26	51
	Loans	2	740	14	510
	Borrowings	1,047	209	1,042	566
	Other	51	9	66	18
	Accrued interest and other charges—				
	On swaps, net	199	20	189	31
		$3,116	$2,592	$3,715	$2,717

[(1)] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31, 2014	2013	2012
Currency swaps				
Investments—Trading	Income from Investments:			
	Interest	$ (13)	$ (17)	$ (19)
	Net gains	14	22	22
	Other comprehensive income-Translation adjustments	—	115	36
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	236	28	—
Loans	Income from Loans-Interest, after swaps	(102)	(106)	(87)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	349	192	(211)
Borrowings	Borrowing expenses—Interest, after swaps	837	941	1,068
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,288)	(2,708)	280
	Other comprehensive income—Translation adjustments	—	3	40
Interest rate swaps				
Investments—Trading	Income from Investments:			
	Interest	(69)	(34)	(22)
	Net gains	8	41	(5)
Loans	Income from Loans—Interest, after swaps	(289)	(563)	(372)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(242)	1,023	(50)
Borrowings	Borrowing expenses—Interest, after swaps	804	731	796
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	389	(1,281)	(89)
	Other comprehensive income—Translation adjustments	—	1	2
Other	Other interest income	44	187	113
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(6)	(231)	65
		$ 672	$(1,656)	$1,567

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2014 is $612 million (2013—$1,053 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

would be required to post collateral in the amount of $155 million at December 31, 2014 (2013—$512 million).

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2014 and 2013 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Bank uses loan swaps to convert local currency loans to United States dollars, and fixed rate and fixed-base cost rate loans to floating rate. Included in the Other category are interest rate swaps used to maintain the equity duration within policy limits. See Schedules I-1 and I-4 for further details about investment and borrowing swaps.

Derivative type/ Rate type	December 31, 2014 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ —	$ 2,094	$ —	$ 7,987
Adjustable	2,240	—	7,987	—
Loans				
Fixed	—	1,347	57	8,837
Adjustable	3,142	1,592	8,837	57
Borrowings				
Fixed	17,929	107	46,074	348
Adjustable	1,502	20,291	3,969	48,335
Other				
Fixed	—	—	2,453	400
Adjustable	—	—	400	2,453

Derivative type/ Rate type	December 31, 2013 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ —	$ 1,309	$ —	$ 4,936
Adjustable	1,470	91	4,936	—
Loans				
Fixed	—	1,401	83	9,471
Adjustable	2,656	1,349	9,471	83
Borrowings				
Fixed	18,485	203	38,348	349
Adjustable	2,243	20,089	5,437	42,051
Other				
Fixed	—	—	2,869	450
Adjustable	—	—	450	2,869

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2014 and 2013 are as follows (in millions):

December 31, 2014				
Description	Gross Amounts of Assets Presented in the Balance Sheet[1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received[3]	Net Amount
Derivatives	$ 3,116	$(1,980)	$(1,015)	$ 121
Description	Gross Amounts of Liabilities Presented in the Balance Sheet[2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$(2,592)	$ 1,980	$ —	$ (612)

December 31, 2013				
Description	Gross Amounts of Assets Presented in the Balance Sheet[1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received[3]	Net Amount
Derivatives	$ 3,715	$(1,665)	$(1,876)	$ 174
Description	Gross Amounts of Liabilities Presented in the Balance Sheet[2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$(2,717)	$1,665	$ —	$ (1,052)

[1] Includes accrued interest of $255 million and $275 million, in 2014 and 2013, respectively, presented in the Balance Sheet under Accrued interest and other charges—On swaps, net.

[2] Includes accrued interest of $(77) million and $(57) million, in 2014 and 2013, respectively, presented in the Balance Sheet under Accrued interest and other charges—On swaps, net.

[3] Includes cash collateral amounting to $398 million (2013—$229 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump

sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

Note L – Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correla-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

tions. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2014 and 2013 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2014[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 5,435	$4,935	$ 500	$—
U.S. Government-sponsored enterprises	599	—	599	—
Obligations of non-U.S. governments	3,959	1,043	2,916	—
Obligations of non-U.S. agencies	9,427	—	9,427	—
Obligations of non-U.S. sub-sovereigns	1,667	—	1,667	—
Obligations of supranationals	1,430	—	1,430	—
Bank obligations[2]	4,054	—	4,054	—
Corporate securities	423	—	423	—
Mortgage-backed securities	345	—	345	—
Asset-backed securities	110	—	95	15
Total Investments—Trading	27,449	5,978	21,456	15
Currency and interest rate swaps	3,116	—	3,116	—
Total	$30,565	$5,978	$24,572	$ 15

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $54 million for trading investments and under Accrued interest and other charges—On swaps, net of $255 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

NOTES TO FINANCIAL STATEMENTS (continued)

Assets	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,073	$6,073	$ —	$—
U.S. Government-sponsored enterprises	207	—	207	—
Obligations of non-U.S. governments	2,196	332	1,864	—
Obligations of non-U.S. agencies	5,877	—	5,877	—
Obligations of non-U.S. sub-sovereigns	949	—	949	—
Obligations of supranationals	1,360	—	1,360	—
Bank obligations[2]	3,527	—	3,527	—
Corporate securities	147	—	147	—
Mortgage-backed securities	489	—	489	—
Asset-backed securities	228	—	208	20
Total Investments—Trading	21,053	6,405	14,628	20
Currency and interest rate swaps	3,715	—	3,715	—
Total	$24,768	$6,405	$18,343	$20

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $38 million for trading investments and under Accrued interest and other charges—On swaps, net of $275 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2014[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$49,245	$—	$49,245	$—
Currency and interest rate swaps	2,592	—	2,592	—
Total	$51,837	$—	$51,837	$—

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $364 million for borrowings and under Accrued interest and other charges—On swaps, net of $(77) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$44,087	$—	$44,087	$—
Currency and interest rate swaps	2,717	—	2,717	—
Total	$46,804	$—	$46,804	$—

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $383 million for borrowings and under Accrued interest and other charges—On swaps, net of $(57) million for currency and interest rate swaps.

As of December 31, 2014, the investment portfolio includes $15 million (2013—$20 million) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2014, 2013 and 2012 (in millions). There were no Level 3 financial liabilities at December 31, 2014, 2013 and 2012.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2014		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$20	$—	$20
Total gains included in Net income[1]	2	—	2
Settlements	(7)	—	(7)
Balance, end of year	$15	$—	$ 15
Total gains for the year included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the year[1]	$ 1	$—	$ 1

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2013		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$76	$—	$76
Total gains included in Net income[1]	18	—	18
Settlements	(74)	—	(74)
Balance, end of year	$20	$—	$20
Total gains for the year included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the year[1]	$ 9	$—	$ 9

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2012		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 75	$—	$ 75
Total gains included in:			
Net income[1]	22	—	22
Other comprehensive income	1	—	1
Settlements	(22)	—	(22)
Balance, end of year	$ 76	$—	$ 76
Total gains for the year included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the year[1]	$ 22	$—	$ 22

[1]Gains on Level 3 financial assets are reported in Income from Investments—Net gains in the Statement of Income and Retained Earnings.

There were no transfers between levels during 2014, 2013 and 2012, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note X – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $77,053 million as of December 31, 2014 ($72,256 million as of December 31, 2013), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $28,963 million as of December 31, 2014 ($24,869 million as of December 31, 2013), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

Note M – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank in-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

vests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D—Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2014, the Bank had received eligible collateral (U.S. Treasuries and cash) of $1,226 million (2013—$2,083 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2014 and 2013, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2014	2013
Investments—Trading Portfolio		
Currency swaps	$ 107	$ 82
Interest rate swaps	20	23
Loan Portfolio		
Currency swaps	291	78
Interest rate swaps	2	14
Borrowing Portfolio		
Currency swaps	1,397	2,220
Interest rate swaps	1,266	1,234
Other		
Interest rate swaps	53	69

Note N – Board of Governors approved transfers

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its Annual Meeting in Bahia, Brazil, in March 2014, the Board of Governors approved the $200 million transfer corresponding to 2014.

Note O – Undisbursed special programs

The following is a summary of changes in Undisbursed special programs for the years ended December 31, 2014 and 2013 (in millions):

	2014	2013
Undisbursed special programs as of January 1	$239	$201
Special programs approved	116	139
Cancellations	(9)	(8)
Special programs, net	107	131
Disbursements	(102)	(93)
Undisbursed special programs as of December 31	$244	$239

Note P – Capital Stock and Voting Power

Capital stock

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently fully reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not effective until February 28, 2014 in order to comply with the minimum voting power requirements of the Agreement.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and as of December 31, 2014, has replaced a total of 135,909 non-voting callable shares in the amount of $1,640 million with an equal amount of voting callable shares. In addition, in July 2014 Canada returned 83,722 callable shares in the amount of $1,010 million. The full amount of non-voting callable shares will be replaced or returned by the end of 2015.

A statement of subscriptions to capital stock is presented in Schedule I-5. The changes in subscribed capital during the years ended December 31, 2014 and 2013 were as follows (in millions, except for share information):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2013	9,688,828	$4,640	$112,240	$116,880
Subscriptions during 2013	1,026,851	301	12,087	12,388
Canada's replacement of callable capital	(40,358)	—	(487)	(487)
Balance at December 31, 2013	10,675,321	4,941	123,840	128,781
Subscriptions during 2014	1,421,933	416	16,737	17,153
Canada's replacement of callable capital	(55,193)	—	(666)	(666)
Canada's return of callable capital	(83,722)	—	(1,010)	(1,010)
Balance at December 31, 2014	11,958,339	$5,357	$138,901	$144,258

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2014 are shown in the statement of subscriptions to capital stock and voting power in Schedule I-6.

Note Q – Retained Earnings

The composition of Retained earnings as of December 31, 2014 and 2013 is as follows (in millions):

	2014	2013
General reserve	$15,582	$15,034
Special reserve	2,665	2,665
Total	$18,247	$17,699

Note R – Accumulated Other Comprehensive Income

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income is basically comprised of the effects of the pension and postretirement benefits accounting requirements. Refer to Note B – Summary of Significant Accounting Policies, Currency Accounting, for additional information. The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2014, 2013 and 2012 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Pension Adjustments	Total
Balance at January 1, 2012	$1,020	$(100)	$ (953)	$ (33)
Translation adjustments	(8)	—	—	(8)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	—	—	(346)	(346)
Reclassification to income—amortization of:				
Prior service cost	—	—	8	8
Net actuarial losses	—	—	46	46
Balance at December 31, 2012	1,012	(100)	(1,245)	(333)
Translation adjustments	(1)	—	—	(1)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial gains	—	—	1,401	1,401
Reclassification to income—amortization of:				
Prior service cost	—	—	1	1
Net actuarial losses	—	—	105	105
Balance at December 31, 2013	1,011	(100)	262	1,173
Recognition of changes in assets/liabilities under retirement benefit plans:				
Prior service credit	—	—	22	22
Net actuarial losses	—	—	(772)	(772)
Balance at December 31, 2014	$1,011	$(100)	$ (488)	$ 423

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The amortization of prior service cost (credit) and net actuarial gains and losses, if any, is a component of the net periodic benefit cost reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note T – Pension and Postretirement Benefit Plans, for additional information.

Note S – Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2014, 2013 and 2012 comprise the following (in millions):

	Years ended December 31,		
	2014	2013	2012
Fair value adjustments—gains (losses)[1]			
Borrowings	$1,257	$3,623	$ (12)
Derivatives			
Borrowing swaps	(899)	(3,989)	191
Lending swaps	107	1,215	(261)
Equity duration swaps	(6)	(231)	65
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	(363)	8	211
	$ 96	$ 626	$ 194

[1]Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $96 million (2013—$626 million; 2012—$194 million) mostly relate to changes in the fair value of (i) borrowings at fair value due to changes in the Bank's own credit spreads, (ii) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (iii) equity duration swaps due to changes in USD interest rates. In addition, during 2013, the Bank realized gains of $125 million generated from the unwinding of equity duration swaps as a result of equity duration management, and losses of $232 million resulting from the unwinding of lending swaps as a result of loan prepayments. These amounts were reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Other interest income and Income from loans-Interest, after swaps, respectively, in the Statement of Income and Retained Earnings.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2014, 2013 and 2012, comprise the following (in millions):

	Years ended December 31,		
	2014	2013	2012
Currency transaction gains (losses):			
Borrowings, at fair value	$1,730	$ 1,803	$(241)
Derivatives, at fair value			
Borrowing swaps	(1,699)	(1,916)	228
Lending swaps	327	94	(186)
	358	(19)	(199)
Currency transaction gains (losses) related to:			
Borrowings at amortized cost	80	85	30
Loans	(338)	(94)	181
Other	(105)	17	—
	(363)	8	211
Total	$ (5)	$ (11)	$ 12

Note T – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) for international employees and the Local Retirement Plan (LRP) for national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. All Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care and certain other benefits to retirees. All employees who retire and receive a monthly pension from the Bank or the IIC and who meet certain requirements are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

these plans. The amounts presented below reflect the Bank's share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2014, 2013 and 2012 (in millions):

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
Change in benefit obligation						
Benefit obligation, beginning of year	$3,251	$3,868	$3,277	$1,526	$1,817	$1,524
Service cost	80	117	86	43	59	47
Interest cost	154	152	150	75	72	73
Net transfers into the plan	1	2	1	—	—	—
Plan participants' contributions	25	25	23	—	—	—
Retiree drug subsidy received	—	—	—	—	—	1
Plan amendment	—	—	—	(22)	—	—
Benefits paid	(123)	(119)	(115)	(34)	(34)	(32)
Net actuarial (gains) losses	486	(794)	446	352	(388)	204
Benefit obligation, end of year	3,874	3,251	3,868	1,940	1,526	1,817
Change in plan assets						
Fair value of plan assets, beginning of year	3,529	3,208	2,851	1,467	1,324	1,154
Net transfers into the plan	1	2	1	—	—	—
Actual return on plan assets	231	338	397	123	142	167
Employer contribution	52	75	51	28	35	35
Plan participants' contributions	25	25	23	—	—	—
Benefits paid	(123)	(119)	(115)	(34)	(34)	(32)
Fair value of plan assets, end of year	3,715	3,529	3,208	1,584	1,467	1,324
Funded status, end of year	$ (159)	$ 278	$ (660)	$ (356)	$ (59)	$(493)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial (gains) losses	$ 263	$ (196)	$ 826	$ 247	$ (66)	$ 418
Prior service cost (credit)	—	—	1	(22)	—	—
Net amount recognized	$ 263	$ (196)	$ 827	$ 225	$ (66)	$ 418

Liabilities under retirement benefit plans presented on the Balance Sheet comprises the funded status of those benefit plans that are in an under-funded position. In 2014, all benefit plans were under-funded with aggregate fair value of plan assets of $5,299 million and aggregate benefit obligation of $5,814 million, contributing to the total liability of $515 million. In 2013, the LRP and the PRBP were under-funded, with aggregate fair value of plan assets of $1,623 million and aggregate benefit obligations of $1,696 million, contributing to the total liability of $73 million.

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $3,488 million, $2,949 million, and $3,345 million at December 31, 2014, 2013 and 2012, respectively.

During 2014, the fair value of the assets of the Plans and PRBP particularly benefited from strong returns in U.S. equities, public and private real estate, and long duration fixed income asset classes. While the Plans' asset returns were slightly higher than the 6.75% expected return, the net present value of pension liabilities increased mostly due to the decrease in market interest rates. As a result, each Plan's funded status declined from prior year levels.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012 consist of the following components (in millions):

Net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
Service cost	$ 80	$ 117	$ 86	$ 43	$ 59	$ 47
Interest cost	154	152	150	75	72	73
Expected return on plan assets	(204)	(186)	(183)	(85)	(77)	(75)
Amortization of:						
Prior service cost	—	1	1	—	—	7
Net actuarial losses	—	75	31	—	30	15
Net periodic benefit cost	$ 30	$ 159	$ 85	$ 33	$ 84	$ 67
Of which:						
Ordinary Capital's share	$ 29	$ 154	$ 82	$ 32	$ 81	$ 65
FSO's share	1	5	3	1	3	2

Other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
Net actuarial (gains) losses	$459	$ (947)	$233	$313	$(454)	$113
Prior service credit	—	—	—	(22)	—	—
Amortization of:						
Prior service cost	—	(1)	(1)	—	—	(7)
Net actuarial losses	—	(75)	(31)	—	(30)	(15)
Total recognized in Other comprehensive income (loss)	$459	$(1,023)	$201	$291	$(484)	$ 91
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$489	$ (864)	$286	$324	$(400)	$158

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses.

The Bank estimates that net actuarial losses of $28 million and $23 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2015 for the Plans and the PRBP, respectively. In addition, the

estimated PRBP prior service credit that will be amortized during 2015 amounts to $3 million.

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.6, 11.3 and 11.4 years, respectively. Unrecognized prior service credit is amortized over 7.8 years.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
Discount rate - SRP	3.88%	4.85%	4.00%			
Discount rate - LRP	3.94%	4.94%	4.00%			
Discount rate - PRBP				3.97%	4.99%	4.25%
Rate of salary increase SRP	4.16%	4.30%	5.50%			
Rate of salary increase LRP	5.78%	5.90%	7.30%			
Rate of inflation	2.20%	2.29%	2.50%	2.20%	2.29%	2.50%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
Discount rate - SRP	4.85%	4.00%	4.75%			
Discount rate - LRP	4.94%	4.00%	4.75%			
Discount rate - PRBP				4.99%	4.25%	5.00%
Expected long-term return on plan assets	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%
Rate of salary increase SRP	4.30%	5.50%	5.50%			
Rate of salary increase LRP	5.90%	7.30%	7.30%			
Rate of inflation	2.29%	2.50%	2.50%	2.29%	2.50%	2.50%

The expected long-term return on plan assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the plans, weighted by the plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected by reference to the year-end yield of AA corporate bonds with maturities that correspond to the payment of benefits. For the assumed rate of inflation, the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (U.S. TIPS) breakeven inflation rate and historical averages.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2014	2013	2012
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)	7.00%	7.00%	7.50%
Medical (Medicare)	6.00%	6.00%	6.50%
Prescription drugs	6.00%	6.00%	7.00%
Dental	5.00%	5.00%	5.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2019	2018	2018

For those participants assumed to retire outside of the United States, a 6.00% health care cost trend rate was used for 2014 (2013—6.00%; 2012—6.50%) with an ultimate trend rate of 4.50% reached in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2014 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 31	$ (22)
Effect on postretirement benefit obligation	353	(263)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Plan assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs, with 65% of assets invested in return strategies (the Return Strategies). Such policies also allocate 35% of assets to investments in fixed income and U.S. inflation-indexed bonds (the Liabilities Strategies) to partially hedge the interest rate and inflation exposure in the Plans' and the PRBP's liabilities and to protect against disinflation.

The Plans' assets Return Strategies target includes allocations between 45% and 61% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 0% to 2% to public real estate, 2% to 3% to private real estate, and 0% to 2% to high yield fixed income. The Plans' Liabilities Strategies target includes exposures of 5% to core fixed-income, 15% to long duration fixed income and 15% to U.S. inflation-indexed securities.

The PRBP's assets Return Strategies target includes allocations between 46% and 62% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 3% to public real estate, and 2% to high yield fixed income. The PRBP's Liabilities Strategies target includes exposures of 15% to long duration fixed income, 5% to core fixed income and 15% to U.S. inflation-indexed securities.

The investment policy target allocation as of December 31, 2014 is as follows:

	SRP	LRP	PRBP
U.S. equities	25%	28%	26%
Non-U.S. equities	24%	24%	24%
Emerging markets equities	4%	4%	4%
Public real estate	2%	0%	3%
Long duration fixed income bonds	15%	15%	15%
Core fixed income	5%	5%	5%
High yield fixed income	2%	0%	2%
U.S.inflation-indexed bonds	15%	15%	15%
Emerging markets debt	3%	3%	3%
Private real estate	2%	3%	0%
Commodity index futures	3%	3%	3%
Short-term investment funds	0%	0%	0%

Risk is managed by the continuous monitoring of each asset class level and investment manager. The investments are rebalanced toward the policy target allocations using cash flows and through monthly rebalancing exercises. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is specifically approved by the Plans′ and PRBP′s Managing Committees.

For the Plans and PRBP, the asset classes include:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the large-capitalization (cap) S&P 500 Index, the all-cap Russell 3000 Index, the small-cap Russell 2000 Index and the small/mid-cap S&P 400 Index; for the SRP only, approximately 20% of U.S. equities assets are managed in separate accounts holding individual stocks;
- Non-U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds optimizes the large/mid-cap MSCI EAFE Index; for the SRP only, one-sixth of non-U.S. equities assets are managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans, an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index; for the PRBP, a commingled fund that invest, long-only, in emerging markets common stocks. Management of the fund optimizes the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate: For the SRP and PRBP, individual (separate) account which holds, long-only, real estate securities. The account is actively-managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration fixed income bonds: For the LRP, a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index; for the SRP and PRBP, long duration fixed income assets are invested in separate accounts

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

holding individual bonds generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;

- Core fixed income: For the Plans and PRBP, commingled funds that invest, long-only, in intermediate duration government and credit securities. Management of the funds optimizes securities to match the characteristics and performance of the Barclays Capital U.S. Aggregate Bond Index;
- High yield fixed income: For the SRP, assets are invested in individual securities, and for the PRBP, in a commingled fund. For both plans, the investible universe is generally comprised of the securities within the Barclays Capital High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed bonds: For the Plans and PRBP, individual U.S. Treasury Inflation Protected Securities in accounts managed internally;
- Emerging markets debt: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index;
- Private real estate: For the Plans only, an open-end commingled fund which invests, long-only, in U.S. real estate properties. The fund is actively-managed based upon fundamental characteristics of the properties;
- Commodity index futures: For the SRP and PRBP, separate accounts which hold, long-only, commodity index futures generally comprised within the S&P GSCI Index.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2014 and 2013, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

Plan assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2014	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 183	$ 748	$—	$ 931	25%
Non-U.S. equities	141	728	—	869	23%
Emerging markets equities	—	145	—	145	4%
Public real estate	78	—	—	78	2%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	229	363	—	592	16%
Core fixed income	—	169	—	169	5%
High yield fixed income	—	67	—	67	2%
U.S. inflation-indexed bonds	556	—	—	556	15%
Emerging markets debt	—	114	—	114	3%
Real estate investments funds:					
Private real estate	—	—	93	93	2%
Commodity index futures	—	—	—	—	0%
Short-term investment funds	70	31	—	101	3%
Total	$1,257	$2,365	$93	$3,715	100%

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2013	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 176	$ 738	$—	$ 914	26%
Non-U.S. equities	259	584	—	843	24%
Emerging markets equities	—	143	—	143	4%
Public real estate	60	—	—	60	2%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	187	333	—	520	15%
Core fixed income	166	—	—	166	5%
High yield fixed income	—	66	—	66	2%
U.S. inflation-indexed bonds	505	—	—	505	14%
Emerging markets debt	—	105	—	105	3%
Real estate investments funds:					
Private real estate	—	—	84	84	2%
Commodity index futures	—	5	—	5	0%
Short-term investment funds	90	28	—	118	3%
Total	$1,443	$2,002	$84	$3,529	100%

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

PRBP assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2014	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$ 419	$—	$ 419	27%
Non-U.S. equities	—	370	—	370	24%
Emerging markets equities	—	57	—	57	4%
Public real estate	53	—	—	53	3%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	89	154	—	243	16%
Core fixed income bonds	—	83	—	83	5%
High yield fixed income	—	29	—	29	1%
U.S. inflation-indexed bonds	228	—	—	228	15%
Emerging markets debt	—	46	—	46	3%
Short-term investment funds	38	—	—	38	2%
Total investments	$408	$1,158	$—	1,566	100%
Other assets				18	
Total				$1,584	

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2013	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$ 387	$—	$ 387	27%
Non-U.S. equities	—	353	—	353	24%
Emerging markets equities	—	58	—	58	4%
Public real estate	40	—	—	40	3%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	79	136	—	215	15%
Core fixed income bonds	71	—	—	71	5%
High yield fixed income	—	29	—	29	2%
U.S. inflation-indexed bonds	208	—	—	208	14%
Emerging markets debt	—	41	—	41	3%
Short-term investment funds	49	—	—	49	3%
Total investments	$447	$1,004	$—	1,451	100%
Other assets				16	
Total				$1,467	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S. equities, non-U.S. equities, fixed income mutual funds and U.S. treasury inflation-indexed bonds. Such securities are classified within Level 1 of the fair value hierarchy.

Proprietary investment managers' commingled funds investing in U.S. equities, global equities, emerging markets debt, fixed income commingled funds, commodity index futures and/or short-term debt investments, which are not publicly-traded, are measured at fair value based on the net asset value of the investment funds and are classified as Level 2, as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Proprietary investment managers' commingled private real estate investment funds are measured at fair value based on the net asset value of these investment funds and are classified as Level 3. The valuation assumptions used by these investment funds include (i) market value of similar properties, (ii) discounted cash flows, (iii) replacement cost and (iv) debt on property (direct capitalization). These methodologies are valuation techniques consistent with the market and cost approaches.

The table below shows a reconciliation of the beginning and ending balance of the Plans' investments measured at fair value on a recurring basis using their net asset value per share and which redemption terms are multi-day (45 day pre-notification, quarterly redemption dates), which are classified as Level 3 for the years ended December 31, 2014 and 2013 (in millions):

	2014	2013
Balance, beginning of year	$84	$73
Total net gains	9	11
Balance, end of year	$93	$84
Total gain for the year attributable to the change in unrealized gains related to investments still held at December 31	$ 9	$11

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2015 are expected to be approximately $70 million and $31 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2014.

Year	Plans	PRBP
2015	$133	$ 49
2016	139	52
2017	146	56
2018	153	59
2019	160	62
2020–2024	912	361

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note U – Variable Interest Entities

An entity is a variable interest entity (VIE) if it: (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) lacks equity investors who have decision-making rights about the entity's operations; or (iii) has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2014 and 2013. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g., concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $7,223 million at December 31, 2014 (2013—$8,280 million). The Bank's total loans and guarantees outstanding to these VIEs were $479 million and $76 million, respectively (2013—$519 million and $108 million, respectively). Amounts committed not yet disbursed related to such loans and guarantees amounted to $38 million (2013- $38 million), which combined with outstanding amounts results in a total maximum Bank exposure of $593 million at December 31, 2014 (2013—$665 million).

Of those loans and guarantees where the Bank is deemed to hold a significant variable interest, the Bank has made a $32 million loan to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million (2013—$32 million), which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

Note V – Reconciliation of Net Income to Net Cash Used in Operating Activities

A reconciliation of Net income to Net cash used in operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2014	2013	2012
Net income	$ 548	$ 1,307	$ 904
Difference between amounts accrued and amounts paid or collected for:			
Loan income	(3)	(15)	27
Income from investments	170	(125)	(183)
Other interest income	—	3	—
Other income	4	19	12
Interest and other costs of borrowings, after swaps	(88)	(235)	(481)
Administrative expenses, including depreciation	4	142	77
Special programs	5	38	(3)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(96)	(626)	(194)
Transfers to the IDB Grant Facility	66	84	79
Net increase in trading investments	(6,549)	(6,439)	(364)
Net unrealized gains on trading investments	(31)	(43)	(206)
Provision for loan and guarantee losses	118	58	22
Net cash used in operating activities	$(5,852)	$(5,832)	$(310)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ (131)	$ 42	$ 20
Loans outstanding	(9)	33	(17)
Borrowings	(111)	58	9

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note W – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2014, 2013 and 2012, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2014	2013	2012
Argentina	$369	$391	$310
Brazil	253	302	365
Mexico	443	436	381

Note X – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note L—Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2014 and 2013 (in millions):

	2014[1]		2013[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 535	$ 535	$ 421	$ 421
Investments				
Trading	27,449	27,449	21,053	21,053
Loans outstanding, net	74,640	77,053	70,870	72,256
Currency and interest rate swaps receivable				
Investments—trading	123	123	104	104
Loans	293	293	90	90
Borrowings	2,647	2,647	3,452	3,452
Others	53	53	69	69
Borrowings				
Short-term	675	675	654	654
Medium- and long-term:				
Measured at fair value	49,245	49,245	44,087	44,087
Measured at amortized cost	27,881	28,963	24,451	24,869
Currency and interest rate swaps payable				
Investments—trading	62	62	105	105
Loans	934	934	822	822
Borrowings	1,587	1,587	1,772	1,772
Others	9	9	18	18

[1] Includes accrued interest.

Note Y – Subsequent Events

Management has evaluated subsequent events through March 13, 2015, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2014.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

STATEMENT OF TRADING INVESTMENTS AND SWAPS[1]

December 31, 2014

Expressed in millions of United States dollars

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	—	6,021	—	6,021[2]
Average balance during year	—	6,490	—	6,490
Net gains (losses) for the year	—	—	—	—
Obligations of non-U.S. governments, agencies, sub-sovereigns, and supranationals				
Carrying value	44	14,269	2,134	16,447
Average balance during year	314	12,896	1,481	14,691
Net gains (losses) for the year	(2)	9	—	7
Bank obligations:				
Carrying value	279	3,771	—	4,050
Average balance during year	260	4,067	36	4,363
Net losses for the year	(1)	(7)	(14)	(22)
Corporate securities:				
Carrying value	—	422	—	422
Average balance during year	—	103	17	120
Net gains (losses) for the year	—	—	—	—
Asset-backed and mortgage-backed securities:				
Carrying value	308	147	—	455
Average balance during year	401	174	—	575
Net gains for the year	28	2	—	30
Total trading investments:				
Carrying value	631	24,630	2,134	27,395
Average balance during year	975	23,730	1,534	26,239
Net gains (losses) for the year	25	4	(14)	15
Net interest rate swaps:				
Carrying value[3]	—	(11)	—	(11)
Average balance during year	—	(21)	—	(21)
Net gains for the year	—	10	—	10
Currency swaps receivable:				
Carrying value[3]	—	2,242	—	2,242
Average balance during year	—	1,570	—	1,570
Net gains (losses) for the year	—	—	—	—
Currency swaps payable:				
Carrying value[3]	—	—	(2,136)	(2,136)
Average balance during year	(65)	—	(1,464)	(1,529)
Net gains for the year	2	—	13	15
Total trading investments and swaps:				
Carrying value	631	26,861	(2)	27,490
Average balance during year	910	25,279	70	26,259
Net gains (losses) for the year	27	14	(1)	40
Return for the year (%)	3.29	0.46	N/A	0.47

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $598 million. GSE obligations are not backed by the full faith and credit of the United States Government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.

N/A – Not available

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

STATEMENT OF TRADING INVESTMENTS AND SWAPS[1]

December 31, 2013
Expressed in millions of United States dollars

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	—	6,277	—	6,277[2]
Average balance during year	—	5,954	—	5,954
Net losses for the year	—	(4)	—	(4)
Obligations of non-U.S. governments, agencies, sub-sovereigns, and supranationals				
Carrying value	737	8,750	864	10,351
Average balance during year	787	7,065	1,218	9,070
Net losses for the year	(13)	(28)	—	(41)
Bank obligations:				
Carrying value	147	3,287	90	3,524
Average balance during year	119	3,158	188	3,465
Net losses for the year	(1)	(8)	(10)	(19)
Corporate securities:				
Carrying value	—	116	30	146
Average balance during year	—	136	23	159
Net gains (losses) for the year	—	—	—	—
Asset-backed and mortgage-backed securities:				
Carrying value	503	214	—	717
Average balance during year	602	451	—	1,053
Net gains for the year	61	92	—	153
Total trading investments:				
Carrying value	1,387	18,644	984	21,015
Average balance during year	1,508	16,764	1,429	19,701
Net gains (losses) for the year	47	52	(10)	89
Net interest rate swaps:				
Carrying value[3]	(1)	(25)	—	(26)
Average balance during year	(1)	(33)	—	(34)
Net gains for the year	2	39	—	41
Currency swaps receivable:				
Carrying value[3]	—	1,476	—	1,476
Average balance during year	—	1,932	—	1,932
Net losses for the year	—	(4)	—	(4)
Currency swaps payable:				
Carrying value[3]	(436)	—	(987)	(1,423)
Average balance during year	(452)	—	(1,422)	(1,874)
Net gains for the year	13	—	14	27
Total trading investments and swaps:				
Carrying value	950	20,095	(3)	21,042
Average balance during year	1,055	18,663	7	19,725
Net gains for the year	62	87	4	153
Return for the year (%)	6.00	0.87	N/A	1.27

[1] Excludes accrued interest.
[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $207 million. GSE obligations are not backed by the full faith and credit of the United States Government.
[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.
N/A – Not available

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-2

STATEMENT OF LOANS[1]

December 31, 2014 and 2013
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding balance – 2014			Currency in which outstanding balance is collectible		Undisbursed portion of approved loans		Total outstanding balance 2013
	Sovereign-guaranteed	Non-sovereign-guaranteed	Total	Non-borrowing country currencies[2]	Borrowing country currencies	Total	Signed	
Argentina	$11,303	$ 86	$11,389	$11,382	$ 7	$ 4,055	$ 3,595	$11,089
Bahamas	280	—	280	280	—	125	92	264
Barbados	256	—	256	256	—	97	79	240
Belize	120	—	120	120	—	50	23	120
Bolivia	689	30	719	719	—	722	552	505
Brazil	13,572	890	14,462	14,447	15	8,842	6,742	13,677
Chile	479	393	872	872	—	318	141	841
Colombia	7,210	139	7,349	7,339	10	1,707	1,169	7,326
Costa Rica	687	487	1,174	1,174	—	1,248	1,191	779
Dominican Republic	2,073	105	2,178	2,178	—	1,087	957	2,410
Ecuador	2,708	177	2,885	2,885	—	1,632	966	2,567
El Salvador	1,889	134	2,023	2,023	—	609	334	2,063
Guatemala	2,101	210	2,311	2,311	—	538	244	2,383
Guyana	81	—	81	81	—	87	79	70
Haiti	—	1	1	1	—	4	—	3
Honduras	648	55	703	703	—	340	226	538
Jamaica	1,410	57	1,467	1,467	—	219	219	1,326
Mexico	13,078	545	13,623	13,596	27	2,703	2,183	12,481
Nicaragua	394	56	450	450	—	279	237	359
Panama	1,898	498	2,396	2,396	—	341	314	2,086
Paraguay	918	192	1,110	1,110	—	775	415	1,007
Peru	2,086	603	2,689	2,689	—	1,308	346	2,623
Suriname	365	—	365	365	—	106	73	322
Trinidad and Tobago	628	—	628	628	—	605	495	646
Uruguay	1,651	361	2,012	2,012	—	1,520	1,086	1,892
Venezuela	2,022	—	2,022	2,013	9	1,501	1,501	1,934
Regional	68	952	1,020	1,020	—	783	550	1,128
Total 2014	$68,614	$5,971	$74,585	$74,517	$68	$31,601	$23,809	
Total 2013	$65,044	$5,635	$70,679	$70,605	$74	$29,207	$22,001	$70,679

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $3,123 million at December 31, 2014 (2013—$2,958 million). This table also excludes guarantees outstanding of $251 million at December 31, 2014 (2013—$871 million).

[2] Includes $2,896 million of loans in borrowing country currencies, which have been swapped to United States dollars.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE[1]

December 31, 2014
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$27,573	4.48	7.36
Adjustable	2,376	2.64	6.41
LIBOR-based floating	41,624	1.44	8.77
Others			
Fixed-base cost	1,470	5.84	2.88
Adjustable	1,494	3.67	3.91
LIBOR-based floating	48	0.60	4.38
Loans outstanding			
Fixed-base cost	29,043	4.54	7.14
Adjustable	3,870	3.04	5.44
LIBOR-based floating	41,672	1.44	8.77
Total	$74,585	2.73	7.96

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2014
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2015	$ 3,096	$ 2,762	$ 5,858
2016	2,422	2,724	5,146
2017	2,425	3,187	5,612
2018	2,373	2,641	5,014
2019	2,314	2,812	5,126
2020 to 2024	8,412	13,476	21,888
2025 to 2029	5,147	12,311	17,458
2030 to 2034	2,321	4,642	6,963
2035 to 2039	416	937	1,353
2040 to 2044	117	50	167
Total	$29,043	$45,542	$74,585
Average maturity (years)	7.14	8.49	7.96

[1] Information presented before currency and interest rate swaps.
[2] Includes LIBOR-based floating loans.
[3] Includes a total of $939 million in fixed rate loans.
[4] The weighted average rate of the total portfolio, after swaps, was 2.31%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE[1]

December 31, 2013
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$29,071	4.51	7.42
Adjustable	2,509	2.47	6.40
LIBOR-based floating	36,269	1.50	8.89
Others			
Fixed-base cost	1,541	5.82	3.47
Adjustable	1,203	4.14	3.65
LIBOR-based floating	86	2.28	5.94
Loans outstanding			
Fixed-base cost	30,612	4.57	7.22
Adjustable	3,712	3.01	5.51
LIBOR-based floating	36,355	1.50	8.89
Total	$70,679	2.91	7.99

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2013
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2014	$ 2,629	$ 2,439	$ 5,068
2015	3,035	2,395	5,430
2016	2,442	2,526	4,968
2017	2,430	2,851	5,281
2018	2,385	2,334	4,719
2019 to 2023	9,059	11,482	20,541
2024 to 2028	5,443	10,783	16,226
2029 to 2033	2,622	4,255	6,877
2034 to 2038	494	922	1,416
2039 to 2043	73	80	153
Total	$30,612	$40,067	$70,679
Average maturity (years)	7.22	8.57	7.99

(1) Information presented before currency and interest rate swaps.
(2) Includes LIBOR-based floating loans.
(3) Includes a total of $1,503 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 2.34%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2014
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 363	0.33	2.36	$ —	—	—	$ —	—	—	$ 363	0.33	2.36
	—	—	—	(363)	0.33	2.36	—	—	—	(363)	0.33	2.36
Adjustable	352	4.96	3.86	779	(0.10)	1.45	—	—	—	1,131	1.48	2.20
	—	—	—	(449)	3.86	3.19	—	—	—	(449)	3.86	3.19
United States dollars												
Fixed	48,804	2.39	5.31	91	5.53	2.23	348	5.25	2.96	49,243	2.41	5.29
	—	—	—	—	—	—	(46,074)	2.22	5.03	(46,074)	2.22	5.03
Adjustable	9,592	0.21	1.99	19,512	0.27	4.05	48,310	0.26	4.25	77,414	0.26	3.92
	—	—	—	(847)	0.03	1.46	(3,944)	0.22	2.83	(4,791)	0.19	2.59
Others												
Fixed	17,548	4.85	4.11	—	—	—	—	—	—	17,548	4.85	4.11
	—	—	—	(17,548)	4.85	4.11	—	—	—	(17,548)	4.85	4.11
Adjustable	224	2.52	4.63	—	—	—	25	(0.47)	3.83	249	2.22	4.55
	—	—	—	(206)	2.13	3.88	(25)	1.23	3.83	(231)	2.04	3.88
Total												
Fixed	66,715	3.02	4.98	91			348			67,154	3.04	4.96
	—	—	—	(17,911)			(46,074)			(63,985)	2.93	4.76
Adjustable	10,168	0.42	2.12	20,291			48,335			78,794	0.28	3.90
	—	—	—	(1,502)			(3,969)			(5,471)	0.57	2.69
Principal at face value	76,883	2.68	4.60	969			(1,360)			76,492	0.47	4.20
Fair value adjustments	1,696			(1,125)			(839)			(268)		
Net unamortized discount	(1,945)			372			1,360[3]			(213)		
Total	$76,634	2.68	4.60	$ 216			$ (839)			$ 76,011	0.47	4.20

[1] As of December 31, 2014, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.1 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency rate swaps and the net fair value amount receivable from interest rate swaps of $216 million and $839 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $2,366 million and currency and interest rate swap liabilities at fair value of $1,743 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2013
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 275	4.39	0.96	$ —	—	—	$ —	—	—	$ 275	4.39	0.96
	—	—	—	—	—	—	(275)	4.39	0.96	(275)	4.39	0.96
Adjustable	538	4.98	3.66	1,144	0.05	2.09	275	(0.09)	0.96	1,957	1.38	2.37
	—	—	—	(915)	2.90	2.65	—	—	—	(915)	2.90	2.65
United States dollars												
Fixed	41,503	2.75	5.83	181	5.87	2.08	349	5.25	3.96	42,033	2.78	5.80
	—	—	—	—	—	—	(38,073)	2.54	5.55	(38,073)	2.54	5.55
Adjustable	7,841	0.33	1.72	18,945	0.31	3.92	41,748	0.34	4.34	68,534	0.33	3.92
	—	—	—	(1,098)	0.03	2.10	(5,409)	0.50	1.84	(6,507)	0.42	1.88
Others												
Fixed	18,462	5.13	4.04	—	—	—	—	—	—	18,462	5.13	4.04
	—	—	—	(18,462)	5.13	4.04	—	—	—	(18,462)	5.13	4.04
Adjustable	253	2.59	5.67	—	—	—	28	(0.43)	4.83	281	2.29	5.59
	—	—	—	(230)	2.16	4.90	(28)	1.23	4.83	(258)	2.06	4.89
Total												
Fixed	60,240	3.49	5.26	181			349			60,770	3.50	5.24
	—	—	—	(18,462)			(38,348)			(56,810)	3.39	5.04
Adjustable	8,632	0.68	1.96	20,089			42,051			70,772	0.37	3.89
	—	—	—	(2,243)			(5,437)			(7,680)	0.77	2.07
Principal at face value ..	68,872	3.13	4.85	(435)			(1,385)			67,052	0.60	4.35
Fair value adjustments..	1,318			(789)			(476)			53		
Net unamortized discount	(2,143)			459			1,385[3]			(299)		
Total	$68,047	3.13	4.85	$ (765)			$ (476)			$ 66,806	0.60	4.35

[1] As of December 31, 2013, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.2 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $765 million and $476 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,161 million and currency and interest rate swap liabilities at fair value of $1,920 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-5

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK

December 31, 2014 and 2013
Expressed in millions of United States dollars[1]

Members	Shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Total 2014	Total 2013
Argentina	1,325,725	$ 589.8	$15,403.0	$15,992.8	$13,869.3
Austria	18,901	8.5	219.5	228.0	200.6
Bahamas	24,688	13.7	284.2	297.9	268.5
Barbados	15,888	7.1	184.5	191.6	166.3
Belgium	38,904	17.6	451.7	469.3	413.1
Belize	13,576	8.5	155.3	163.8	141.8
Bolivia	106,476	47.3	1,237.1	1,284.4	1,113.7
Brazil	1,325,725	589.8	15,403.1	15,992.9	13,869.3
Canada[2]	589,433	214.5	6,896.1	7,110.6	8,104.0
Chile	364,058	162.0	4,229.8	4,391.8	3,808.5
China	325	0.1	3.8	3.9	3.2
Colombia	364,058	162.0	4,229.8	4,391.8	3,808.5
Costa Rica	53,254	23.7	618.8	642.5	557.0
Croatia	5,743	2.6	66.7	69.3	60.8
Denmark	20,100	9.1	233.4	242.5	213.4
Dominican Republic	71,077	31.6	825.8	857.4	743.4
Ecuador	70,942	31.6	824.2	855.8	743.4
El Salvador	53,152	23.6	617.6	641.2	557.0
Finland	18,901	8.5	219.5	228.0	200.6
France	224,650	101.6	2,608.5	2,710.1	2,386.6
Germany	224,650	101.6	2,608.5	2,710.1	2,386.6
Guatemala	68,326	30.8	793.4	824.2	743.4
Guyana	19,018	9.5	220.0	229.5	206.8
Haiti	53,152	23.6	617.6	641.2	557.0
Honduras	53,254	23.7	618.8	642.5	557.0
Israel	18,640	8.4	216.4	224.8	197.8
Italy	224,650	101.6	2,608.5	2,710.1	2,386.6
Jamaica	68,326	30.8	793.4	824.2	743.4
Japan	592,753	268.1	6,882.5	7,150.6	6,297.6
Korea, Republic of	325	0.1	3.8	3.9	3.2
Mexico	852,220	379.1	9,901.6	10,280.7	8,915.5
Netherlands	28,207	14.6	325.6	340.2	340.3
Nicaragua	53,152	23.6	617.6	641.2	557.0
Norway	20,100	9.1	233.4	242.5	213.4
Panama	53,152	23.6	617.6	641.2	557.0
Paraguay	53,152	23.6	617.6	641.2	557.0
Peru	177,442	78.9	2,061.6	2,140.5	1,856.2
Portugal	6,388	2.9	74.2	77.1	67.7
Slovenia	3,502	1.6	40.7	42.3	37.0
Spain	230,527	103.3	2,677.6	2,780.9	2,386.6
Suriname	10,450	6.6	119.4	126.0	113.5
Sweden	38,662	17.5	448.9	466.4	410.6
Switzerland	55,763	25.2	647.5	672.7	592.3
Trinidad and Tobago	51,193	23.1	594.5	617.6	557.0
United Kingdom	114,097	51.6	1,324.8	1,376.4	1,212.1
United States	3,557,210	1,609.1	41,303.1	42,912.2	37,794.4
Uruguay	142,185	63.2	1,652.0	1,715.2	1,487.3
Venezuela	482,267	249.3	5,568.5	5,817.8	5,817.8
Total 2014	11,958,339	$ 5,357	$138,901	$144,258	
Total 2013	10,675,321	$ 4,941	$123,840		$128,781

[1] Data are rounded; detail may not add up to total because of rounding.
[2] Includes 115,256 (2013—254,171) non-voting temporary callable shares with a par value of $1,390 million (2013—$3,066 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2014

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	1,325,725	1,325,860	11.189
Bahamas	24,688	24,823	0.209
Barbados	15,888	16,023	0.135
Belize	13,576	13,711	0.116
Bolivia	106,476	106,611	0.900
Brazil	1,325,725	1,325,860	11.189
Chile	364,058	364,193	3.073
Colombia	364,058	364,193	3.073
Costa Rica	53,254	53,389	0.451
Dominican Republic	71,077	71,212	0.601
Ecuador	70,942	71,077	0.600
El Salvador	53,152	53,287	0.450
Guatemala	68,326	68,461	0.578
Guyana	19,018	19,153	0.162
Haiti	53,152	53,287	0.450
Honduras	53,254	53,389	0.451
Jamaica	68,326	68,461	0.578
Mexico	852,220	852,355	7.193
Nicaragua	53,152	53,287	0.450
Panama	53,152	53,287	0.450
Paraguay	53,152	53,287	0.450
Peru	177,442	177,577	1.499
Suriname	10,450	10,585	0.089
Trinidad and Tobago	51,193	51,328	0.433
Uruguay	142,185	142,320	1.201
Venezuela	482,267	482,402	4.071
Total regional developing members	5,925,908	5,929,418	50.039
Canada[2]	474,177	474,312	4.003
United States	3,557,210	3,557,345	30.021
Non-regional members			
Austria	18,901	19,036	0.161
Belgium	38,904	39,039	0.329
China	325	460	0.004
Croatia	5,743	5,878	0.050
Denmark	20,100	20,235	0.171
Finland	18,901	19,036	0.161
France	224,650	224,785	1.897
Germany	224,650	224,785	1.897
Israel	18,640	18,775	0.158
Italy	224,650	224,785	1.897
Japan	592,753	592,888	5.003
Korea, Republic of	325	460	0.004
Netherlands	28,207	28,342	0.239
Norway	20,100	20,235	0.171
Portugal	6,388	6,523	0.055
Slovenia	3,502	3,637	0.031
Spain	230,527	230,662	1.947
Sweden	38,662	38,797	0.327
Switzerland	55,763	55,898	0.472
United Kingdom	114,097	114,232	0.964
Total non-regional members	1,885,788	1,888,488	15.937
Grand total	11,843,083	11,849,563	100.000

[1] Data are rounded; detail may not add to total because of rounding.
[2] Excludes 115,256 non-voting temporary callable shares.


IDB

The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

	Page
Availability of Information	1
Summary Information	2
Financial Overview	4
Selected Financial Data	5
Development Operations	7
Liquidity Management	13
Sources of Funds	15
Results of Operations	19
Financial Risk Management	21
Subsequent and Other Developments	27
Additional Reporting and Disclosure	28
Administration and Governance of the Bank	28
Fund for Special Operations	32
Intermediate Financing Facility Account	33
IDB Grant Facility	33
Funds Under Administration	33
Inter-American Investment Corporation	33
Index to Financial Statements	F-1